Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2020 and for the six-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 88, beginning on July 1, 2020

Legal address: Carlos Della Paolera 261, 9th floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018 and registered in the Superintendence on January 08,2019 with the number 541, Book 93 Volume – of Joint Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up nominal value (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 177,145,564 shares

Voting stock (direct and indirect equity interest): 35.47% (*)

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804(**)	502

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
IBC	Israel Broadband Company
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IASB	International Accounting Standards Board
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presummed Income Tax
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TASE	Bolsa de Comercio de Tel Aviv

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2020 and June 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

cuhiuchqe	Note	12.31.20	06.30.20
ASSETS
Non-current assets
Investment properties	8	168,223	275,853
Property, plant and equipment	9	30,954	71,857
Trading properties	10	1,476	5,820
Intangible assets	11	1,796	33,788
Right-of-use assets	12	3,784	26,281
Biological assets	13	2,299	2,108
Investment in associates and joint ventures	7	14,363	90,040
Deferred income tax assets	21	1,399	1,111
Income tax and MPIT credits		64	76
Restricted assets	15	83	2,320
Trade and other receivables	16	8,273	32,750
Investment in financial assets	15	774	4,212
Derivative financial instruments	15	32	196
Total non-current assets		233,520	546,412
Current assets
Trading properties	10	52	2,776
Biological assets	13	5,841	3,323
Inventories	14	3,330	10,870
Restricted assets	15	-	7,441
Income tax and MPIT credits		146	368
Group of assets held for sale	31	2,067	52,513
Trade and other receivables	16	18,798	52,394
Investment in financial assets	15	2,362	21,803
Financial assets held for sale	15	-	4,047
Derivative financial instruments	15	682	385
Cash and cash equivalents	15	6,684	120,959
Total current assets		39,962	276,879
TOTAL ASSETS		273,482	823,291
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		30,015	30,153
Non-controlling interest		61,584	116,246
TOTAL SHAREHOLDERS' EQUITY		91,599	146,399
LIABILITIES
Non-current liabilities
Borrowings	20	57,695	384,018
Deferred income tax liabilities	21	49,621	59,288
Trade and other payables	18	2,709	3,579
Provisions	19	148	3,705
Employee benefits		-	535
Derivative financial instruments	15	26	89
Lease liabilities		3,739	18,210
Payroll and social security liabilities		51	296
Total non-current liabilities		113,989	469,720
Current liabilities
Trade and other payables	18	15,593	42,934
Borrowings	20	43,981	117,918
Provisions	19	139	2,928
Group of liabilities held for sale	31	1,557	28,343
Payroll and social security liabilities		848	5,615
Income tax and MPIT liabilities		101	988
Lease liabilities		1,556	6,784
Derivative financial instruments	15	4,119	1,662
Total Current liabilities		67,894	207,172
TOTAL LIABILITIES		181,883	676,892
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		273,482	823,291

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE . S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.20	12.31.19	12.31.20	12.31.19
Revenues	22	20,168	27,760	9,397	13,196
Costs	23	(15,509)	(18,421)	(6,621)	(8,301)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		1,679	1,700	923	1,131
Changes in the net realizable value of agricultural products after harvest		259	574	(329)	(17)
Gross profit		6,597	11,613	3,370	6,009
Net gain from fair value adjustment of investment properties		9,023	5,156	(17,335)	(8,338)
Gain from disposal of farmlands		91	407	1	84
General and administrative expenses	24	(2,295)	(2,491)	(1,205)	(1,342)
Selling expenses	24	(2,314)	(2,499)	(964)	(1,284)
Other operating results, net	25	(1,881)	567	(2,187)	140
Management fees		-	-	523	-
Profit / (Loss) from operations		9,221	12,753	(17,797)	(4,731)
Share of profit of associates and joint ventures	7	(487)	(1,284)	(636)	(2,252)
Profit / (Loss) before financial results and income tax		8,734	11,469	(18,433)	(6,983)
Finance income	26	268	179	28	69
Finance cost	26	(6,060)	(6,375)	(2,846)	(3,138)
Other financial results	26	3,272	(9,702)	3,283	7,027
Inflation adjustment	26	1,731	222	1,534	684
Financial results, net	26	(789)	(15,676)	1,999	4,642
Profit / (loss) before income tax		7,945	(4,207)	(16,434)	(2,341)
Income tax	21	(4,089)	(3,707)	4,792	(680)
Profit / (loss) for the period from continuing operations		3,856	(7,914)	(11,642)	(3,021)
(Loss) / Profit for the period from discontinued operations	32	(7,120)	10,192	-	(5,268)
(Loss) / Profit for the period		(3,264)	2,278	(11,642)	(8,289)

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive income from subsidiaries		(1,135)	1,406	3,242	(3,589)
Revaluation of fixed assets transferred to investment properties		232	-	(161)	-
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans		-	-	-	12
Other comprehensive (loss) / income for the period from continuing operations		(903)	1,406	3,081	(3,577)
Other comprehensive income for the period from discontinued operations		(5,337)	10,838	-	(4,811)
Total other comprehensive (loss) / income for the period		(6,240)	12,244	3,081	(8,388)
Total comprehensive (loss) / income for the period		(9,504)	14,522	(8,561)	(16,677)
Total comprehensive income from continuing operations		2,953	(13,860)	(8,561)	(14,033)
Total comprehensive (loss) / income from discontinued operations		(12,457)	28,382	-	(2,644)
Total comprehensive (loss) / income from the period		(9,504)	14,522	(8,561)	(16,677)
(Loss) / Profit for the period attributable to:
Equity holders of the parent		(3,002)	(6,461)	(6,222)	(2,906)
Non-controlling interest		(262)	8,739	(5,420)	(5,383)
Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent		510	(7,623)	(6,222)	(1,104)
Non-controlling interest		3,346	(291)	(5,420)	(1,917)
Total comprehensive income attributable to:
Equity holders of the parent		(4,288)	(7,432)	(5,058)	(4,801)
Non-controlling interest		(5,216)	21,954	(3,503)	(11,876)
(Loss) / Profit for the period per share attributable to equity holders of the parent:
Basic		(6.01)	(13.19)	(12.46)	(5.93)
Diluted		(6.01)	(13.19)	(12.46)	(5.93)
Profit / (Loss) per share from continuing operations attributable to equity holders of the parent:
Basic		1.02	(15.57)	(12.46)	(2.25)
Diluted		0.99	(15.57)	(12.46)	(2.25)

The accompanying notes are an integral part of these Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

vhufsvhnofsvh	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Adjusted balance as of June 30, 2019	499	3	11,827	12,694	108	447	924	1,206	2,445	30,153	116,246	146,399
Loss for the period	-	-	-	-	-	-	-	-	(3,002)	(3,002)	(262)	(3,264)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(1,286)	-	(1,286)	(4,954)	(6,240)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(1,286)	(3,002)	(4,288)	(5,216)	(9,504)
Assignment of results - Shareholders’ meeting	-	-	-	-	-	114	-	-	(114)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	307	-	307	(231)	76
Other changes in equity	-	-	-	-	-	-	-	3,767	76	3,843	2,855	6,698
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	13	13
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(2,276)	(2,276)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(49,886)	(49,886)
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	79	79
Balance as of December 31, 2020	499	3	11,827	12,694	108	561	924	3,994	(595)	30,015	61,584	91,599

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended December 31, 2020 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2019	(180)	(3,948)	1,544	3,577	592	(563)	80	104	1,206
Other comprehensive (loss) / profit for the period	-	-	-	(1,518)	-	232	-	-	(1,286)
Total comprehensive (loss) / profit for the period	-	-	-	(1,518)	-	232	-	-	(1,286)
Changes in non-controlling interest	-	307	-	-	-	-	-	-	307
Other changes in equity	-	(32)	-	3,136	-	735	(72)	-	3,767
Balance as of December 31, 2020	(180)	(3,673)	1,544	5,195	592	404	8	104	3,994

The accompanying notes are an integral part of these Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2019	486	16	11,828	12,694	110	445	6,208	43,667	(46,643)	28,811	123,639	152,450
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(867)	(867)	(1,555)	(2,422)
Adjusted balance as of June 30, 2019	486	16	11,828	12,694	110	445	6,208	43,667	(47,510)	27,944	122,084	150,028
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(6,461)	(6,461)	8,739	2,278
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(971)	-	(971)	13,215	12,244
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	(971)	(6,461)	(7,432)	21,954	14,522
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	-	-	-	(176)	(176)
Reserve for share-based payments	13	(13)	-	-	-	-	-	1,812	(1,812)	-	(265)	(265)
Issuance of shares	-	-	-	-	-	-	-	-	-	-	102	102
Reserve for share-based payments	-	-	-	-	-	-	-	(3)	-	(3)	-	(3)
Changes in non-controlling interest	-	-	-	-	-	-	-	(171)	-	(171)	3,327	3,156
Dividends distribution	-	-	-	-	-	-	-	-	-	-	(1,888)	(1,888)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(51,868)	(51,868)
Other changes in equity	-	-	-	-	-	-	-	-	16	16	213	229
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	31	31
Loss absorption	-	-	-	-	-	-	(5,285)	(41,942)	47,227	-	-	-
Balance as of September 30, 2019	499	3	11,828	12,694	110	445	923	2,392	(8,540)	20,354	93,514	113,868

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended December 31, 2019 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Adjusted balance as of June 30, 2019	(1,994)	(3,326)	1,149	5,452	576	41,942	(261)	11	118	43,667
Other comprehensive loss for the period	-	-	(16)	(850)	-	-	(105)	-	-	(971)
Total comprehensive loss for the period	-	-	(16)	(850)	-	-	(105)	-	-	(971)
Reserve for share-based payments	1,812	-	-	-	-	-	-	-	-	1,812
Other changes in equity	-	-	-	-	-	-	-	(3)	-	(3)
Changes in non-controlling interest	-	(171)	-	-	-	-	-	-	-	(171)
Reserve for share-based payments	-	-	-	-	-	(41,942)	-	-	-	(41,942)
Balance as of September 30, 2019	(182)	(3,497)	1,133	4,602	576	-	(366)	8	118	2,392

The accompanying notes are an integral part of these Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six and six-month periods ended December 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

gygy	Note	12.31.20	12.31.19
Operating activities:
Net cash generated from operating activities before income tax paid	17	813	9,168
Income tax paid		(34)	(294)
Net cash generated from continuing operating activities		779	8,874
Net cash generated from discontinued operating activities		2,473	17,626
Net cash generated from operating activities		3,252	26,500
Investing activities:
Acquisition of participation in associates and joint ventures		-	(84)
Capital contributions to associates and joint ventures		(27)	(342)
Acquisition and improvement of investment properties		(2,032)	(1,696)
Proceeds from sales of investment properties		14,245	59
Acquisitions and improvements of property, plant and equipment		(711)	(688)
Financial advances		(21)	(27)
Acquisition of intangible assets		(21)	(42)
Proceeds from sales of property, plant and equipment		9	5
Dividends collected from associates and joint ventures		590	598
Proceeds from loans granted		-	37
Acquisitions of investments in financial assets		(18,441)	(14,872)
Proceeds from disposal of investments in financial assets		21,407	19,738
Interest charged on financial assets		313	314
Dividends received from financial assets		-	10
Acquisition of subsidiaries, net of funds acquired		-	(97)
Loans granted to related parties		-	(275)
Loans granted		(173)	(1,172)
Increase in securities		-	(250)
Net cash generated from continuing investing activities		15,138	1,216
Net cash generated from discontinued investing activities		35,434	17,278
Net cash generated from investing activities		50,572	18,494
Financing activities:
Borrowings and issuance of non-convertible notes		8,209	13,127
Payment of borrowings and non-convertible notes		(34,970)	(14,283)
Obtaining of short term loans, net		1,542	(144)
Interest paid		(5,483)	(4,728)
Repurchase of non-convertible notes		(89)	(3,361)
Capital contributions from non-controlling interest in subsidiaries		84	-
Acquisition of non-controlling interest in subsidiaries		(144)	(343)
Proceeds from sales of non-controlling interest in subsidiaries		3,138	-
Loans received from associates and joint ventures, net		-	109
Dividends paid		(735)	(1,597)
Dividends paid to non-controlling interest in subsidiaries		(2,064)	(276)
Proceeds from derivative financial instruments, net		(653)	53
Net cash used in continuing financing activities		(31,165)	(11,443)
Net cash used in discontinued financing activities		(14,492)	(54,022)
Net cash used in financing activities		(45,657)	(65,465)
Net decrease in cash and cash equivalents from continuing activities		(15,248)	(1,353)
Net increase / (decrease) in cash and cash equivalents from discontinued activities		23,415	(19,118)
Net Increase / (Decrease) in cash and cash equivalents		8,167	(20,471)
Cash and cash equivalents at beginning of the period	15	120,959	107,030
Cash and cash equivalents reclassified to held for sale		-	(711)
Foreign exchange gain on cash and changes in fair value of cash equivalents		(6,479)	6,273
Deconsolidation		(115,963)	-
Cash and cash equivalents at the end of the period		6,684	92,121

  The accompanying notes are an integral part of these Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on November 19, 2020.

As of December 31, 2020, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business, which, with the acquisition of IDBD, was divided into two centers of operations: (a) Argentina Operations Center and (b) Israel Operations Center. With the loss of control of the Israel Operations Center and its deconsolidation, as of October 1, 2020, the Group manages its operations through a single operations center:

(i)
See Note 4 to the Annual Financial Statements for more information about the Operations Center in Israel.

Operations Center in Israel

As stated in Note 1. to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control as of that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all periods presented.

Véase nuestro informe de fecha 09/118
PRICE WATERHOUSE & Co. S
C.P.C.E.C.A.B.A. T° 1 F

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six months ended December 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of December 31, 2020 (accumulated three months)	As of December 31, 2020 (accumulated three months)	As of December 31, 2020 (accumulated six months)
Price variation	8%	12%	20%

As a consequence of the aforementioned, these financial statements as of December 31, 2020 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adopted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year, applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2019. Comparative figures were not restated.

2.3
Comparability of information

Balance items as of June 30, 2019 and December 31, 2019 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1).Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in IDBD. See Notes 1 and 6 to these Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Consolidated Financial Statements, except for those mentioned in Note 34.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2020 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2019, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of Bananal Farm

BrasilAgro concluded the sale of 2,160 hectares (1,714 useful hectares) of Bananal Farm (Magalhães municipality - BA). The farm was included in the Group of assets held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the purchase agreement were fully met on July 31, 2020 after receipt of R$ 5.5 (equivalent to Ps. 95). The face value of the sale is R$ 28 (equivalent to Ps. 441), of which the Company has already received R$ 7.5 (equivalent to Ps. 126). For this operation, the company will not recognize results since the asset was recorded at its fair value.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Sale of floors from Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to a medium-height floor from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was Ps. 477.7 (US$ 6.7), which has been paid in full.

On August 25, 2020, IRSA CP executed a preliminary sale agreement (with delivery of possession) with respect to 5 floors from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was Ps. 2,562 (US$ 34.7), which has been paid in full.

On November 5, 2020, IRSA CP has signed a purchase and sale agreement with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building. The price of the transaction was Ps. 1,812 (US$ 22.9).

On November 12, 2020, IRSA CP has signed with an unrelated third party a purchase and sale agreement with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building. The price of the transaction was Ps. 1,521 (US$ 19.1).

Bouchard sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately Ps. 6,300 (US$ 87), which has been paid in full.

Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease through which it terminated the relationship, leaving the administration of the building. For this reason, Metropolitan stopped recognizing the liabilities associated with the ground lease, as well as all the assets and liabilities associated with the building and the administration of the building; and made an agreement with the owner of the Ground Lease that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Building or to Metropolitan and (ii) claims from people who have had an accident on the property dated before August 7, 2020. This situation had an impact on the consolidated Financial Statements as of June 30, 2020.

Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nexponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of US$ 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to US$ 10.00 per share.

The closing of the transaction, which had been scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nexponint Hospitality Trust and some of its affiliates ("NHT Parties") to resolve any and all claims between them related to the aforementioned merger agreement.

According to this agreement, NHT and its affiliates shall make three payments to Condor in three installments ending on December 30, 2020 and totaling US$ 7.0. As of the date of these financial statements, the total compensation for breach of the contract has been collected.

As of the date of presentation of these financial statements, the Company has 2,245,100 ordinary shares and 325,752 Series E shares of Condor.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

The following table details the net assets disposed:

09.30.20
ASSETS
Investment properties	93,794
Property, plant and equipment	38,292
Trading properties	6,136
Intangible assets	29,161
Right-of-use assets	20,629
Investments in associates and joint ventures	38,654
Deferred income tax assets	453
Income tax credit	340
Restricted assets	6,703
Trade and other receivables	56,408
Investments in financial assets	25,249
Derivative financial instruments	294
Inventories	3,760
Group of assets held for sale	43,909
Cash and cash equivalents	115,962
TOTAL ASSETS	479,744
Borrowings	339,375
Lease liabilities	18,908
Deferred income tax liabilities	12,975
Trade and other payables	25,363
Income tax liabilities	475
Provisions	5,661
Employee benefits	498
Derivative financial instruments	498
Salaries and social security liabilities	3,532
Group of liabilities held for sale	22,985
TOTAL LIABILITIES	430,270
TOTAL NET ASSETS	49,474
Non-controlling interest	(49,886)
Result for loss of control	(412)
Recycling of currency translation adjustment and other reserves	(2,796)
Total result for loss of control (*)	(3,208)

(*) included within discontinued operations.

Distribution of dividends in kind

On October 26, 2020, the Ordinary and Extraordinary Shareholders’ Meeting of IRSA, approved, a dividend distribution in kind for the equivalent amount of Ps. 484 (representative of Ps. 0.84 per share) payable in shares of IRSA CP. IRSA CP’s quoted price per share as of October 23, 2020, was considered and, it amounted to 320 pesos per share. As a result 1,512,500 shares were distributed. This transaction was accounted for as a change in equity generating a reduction of the equity attributable to the controlling shareholders for Ps. 673 restated for inflation as of the date of these financial statements. As of the end of the period the groups interest in IRSA CP amounts to 79.92%.

Manibil Sale

On December 22, 2020, the Company sold 217,332,873 ordinary Class B shares, nominative not endorsable, with a nominal value of Ps. 1 and entitled to one vote per share owned by the Company, representing 49% of the stock capital of MANIBIL S.A., a company dedicated to real estate developments. The price for the sale of the shares amounts to Ps. 576.9. The operation was completed in February 2021, for which the Company is no longer a shareholder of MANIBIL S.A.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2020 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost), except as mentioned in Note 33. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in Note 33.

6.
Segment information

As explained in Note 6 to the annual Financial Statements, the Group reports the information by segments from the perspective of products and services: (i) agricultural business and (ii) urban properties and investments business. Additionally, this last segment was geographically divided into two centers of operations to manage its global interests: Argentina and Israel. However, as detailed in Note 1, during September 2020 the Group lost control of IDBD and reclassified the results related to discontinued operations. As a consequence of the loss of control over IDBD, as of October 1, 2020, the Group reports its financial and equity performance under a single operations center. The information by segment for the period ended December 31, 2019 has been modified for the purposes of its comparability with the current period.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended December 31, 2020 and 2019:

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended December 31, 2020:

	12.31.20
		Urban Properties and Investment business (II)
		Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	15,795	3,854	-	3,854	19,649	(17)	1,127	(591)	20,168
Costs	(13,353)	(1,422)	-	(1,422)	(14,775)	31	(1,237)	472	(15,509)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,647	-	-	-	1,647	-	-	32	1,679
Changes in the net realizable value of agricultural products after harvest	259	-	-	-	259	-	-	-	259
Gross profit	4,348	2,432	-	2,432	6,780	14	(110)	(87)	6,597
Gain from disposal of farmlands	91	-	-	-	91	-	-	-	91
Net gain from fair value adjustment of investment properties	50	9,481	-	9,481	9,531	(508)	-	-	9,023
General and administrative expenses	(786)	(1,542)	-	(1,542)	(2,328)	3	-	30	(2,295)
Selling expenses	(1,587)	(793)	-	(793)	(2,380)	7	-	59	(2,314)
Other operating results, net	(1,780)	(104)	-	(104)	(1,884)	1	1	1	(1,881)
Profit from operations	336	9,474	-	9,474	9,810	(483)	(109)	3	9,221
Share profit of associates and joint ventures	(32)	(808)	-	(808)	(840)	354	-	(1)	(487)
Segment profit	304	8,666	-	8,666	8,970	(129)	(109)	2	8,734

Reportable assets	46,440	184,424	-	184,424	230,864	(933)	-	43,551	273,482
Reportable liabilities	-	-	-	-	-	-	-	(181,883)	(181,883)
Net reportable assets	46,440	184,424	-	184,424	230,864	(933)	-	(138,332)	91,599

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended December 31, 2019:

	12.31.19
		Urban Properties and Investment business (II)
		Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	17,455	8,891	-	8,891	26,346	(54)	2,097	(629)	27,760
Costs	(14,759)	(1,878)	-	(1,878)	(16,637)	31	(2,189)	374	(18,421)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,503	-	-	-	1,503	-	-	197	1,700
Changes in the net realizable value of agricultural products after harvest	574	-	-	-	574	-	-	-	574
Gross profit	4,773	7,013	-	7,013	11,786	(23)	(92)	(58)	11,613
Net gain from fair value adjustment of investment properties	16	5,484	-	5,484	5,500	(344)	-	-	5,156
Gain from disposal of farmlands	407	-	-	-	407	-	-	-	407
General and administrative expenses	(914)	(1,617)	-	(1,617)	(2,531)	7	-	33	(2,491)
Selling expenses	(1,757)	(729)	-	(729)	(2,486)	5	(34)	16	(2,499)
Other operating results, net	560	(39)	-	(39)	521	19	27	-	567
Profit from operations	3,085	10,112	-	10,112	13,197	(336)	(99)	(9)	12,753
Share profit / (loss) of associates and joint ventures	211	(1,755)	-	(1,755)	(1,544)	247	-	13	(1,284)
Segment profit	3,296	8,357	-	8,357	11,653	(89)	(99)	4	11,469

Reportable assets	43,721	139,200	509,531	648,731	692,452	(788)	-	12,133	703,797
Reportable liabilities	-	-	(449,324)	(449,324)	(449,324)	-	-	(15,603)	(464,927)
Net reportable assets	43,721	139,200	60,207	199,407	243,128	(788)	-	(3,470)	238,870

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (110) and Ps. (95) corresponding to Expenses and FPC as of December 31, 2020 and 2019, respectively.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8 as of December 31, 2020.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	12.31.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	9,866	-	-	5,929	15,795
Costs	(8,391)	(15)	-	(4,947)	(13,353)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,647	-	-	-	1,647
Changes in the net realizable value of agricultural products after harvest	259	-	-	-	259
Gross profit / (loss)	3,381	(15)	-	982	4,348
Gain from disposal of farmlands	-	91	-	-	91
Net gain from fair value adjustment of investment properties	-	50	-	-	50
General and administrative expenses	(467)	(2)	(132)	(185)	(786)
Selling expenses	(987)	-	-	(600)	(1,587)
Other operating results, net	(3,179)	1,346	-	53	(1,780)
(Loss) / profit from operations	(1,252)	1,470	(132)	250	336
Share of loss of associates and joint ventures	(8)	-	-	(24)	(32)
Segment (loss) / profit	(1,260)	1,470	(132)	226	304

Investment properties	5,849	-	-	-	5,849
Property, plant and equipment	26,033	214	-	65	26,312
Investments in associates	457	-	-	301	758
Other reportable assets	9,111	-	-	4,410	13,521
Reportable assets	41,450	214	-	4,776	46,440

	12.31.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	11,364	-	-	6,091	17,455
Costs	(9,669)	(16)	-	(5,074)	(14,759)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,477	-	-	26	1,503
Changes in the net realizable value of agricultural products after harvest	574	-	-	-	574
Gross profit / (loss)	3,746	(16)	-	1,043	4,773
Net gain from fair value adjustment of investment properties	-	16	-	-	16
Gain from disposal of farmlands	-	407	-	-	407
General and administrative expenses	(591)	(1)	(138)	(184)	(914)
Selling expenses	(1,242)	-	-	(515)	(1,757)
Other operating results, net	149	289	-	122	560
Profit / (loss) from operations	2,062	695	(138)	466	3,085
Share of profit of associates and joint ventures	38	-	-	173	211
Segment profit / (loss)	2,100	695	(138)	639	3,296

Investment properties	3,236	-	-	-	3,236
Property, plant and equipment	26,026	214	-	889	27,129
Investments in associates	477	-	-	449	926
Other reportable assets	9,482	-	-	2,948	12,430
Reportable assets	39,221	214	-	4,286	43,721

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	12.31.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,943	1,118	358	119	297	-	19	3,854
Costs	(292)	(93)	(368)	(335)	(251)	-	(83)	(1,422)
Gross profit / (loss)	1,651	1,025	(10)	(216)	46	-	(64)	2,432
Net (loss) / profit from fair value adjustment of investment properties (i)	(4,762)	7,503	6,167	-	3	-	570	9,481
General and administrative expenses	(674)	(182)	(146)	(157)	(31)	(325)	(27)	(1,542)
Selling expenses	(116)	(78)	(529)	(47)	(20)	-	(3)	(793)
Other operating results, net	(65)	(8)	(37)	10	(1)	-	(3)	(104)
(Loss) / Profit from operations	(3,966)	8,260	5,445	(410)	(3)	(325)	473	9,474
Share of profit / (loss) of associates and joint ventures	-	-	(15)	-	(543)	-	(250)	(808)
Segment (loss) / profit	(3,966)	8,260	5,430	(410)	(546)	(325)	223	8,666

Investment and trading properties	54,295	67,273	44,353	(2)	111	-	2,026	168,056
Property, plant and equipment	243	2,129	-	2,265	-	7	-	4,644
Investment in associates and joint ventures	-	-	623	-	1,858	-	7,840	10,321
Other reportable assets	127	147	995	27	-	-	107	1,403
Reportable assets	54,665	69,549	45,971	2,290	1,969	7	9,973	184,424

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) For the six-month period ended December 31, 2020, the net gain from fair value adjustment of investment properties was Ps. 9,481. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
loss of Ps. 235.0 as a consequence of the variation in the projected income growth rate increase in the projected inflation rate and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls;
(b)
positive impact of Ps. 8,350.9 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(c)
an increase of 103 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps. 4,743.8.
(d)
Additionally, due to the impact of the inflation adjustment, Ps. 9,323.0 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The value of our office buildings and other rental properties measured in real terms increased by 15.0% during the six-month period ended as of December 31, 2020, due to the implicit exchange rate.

	12.31.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,961	1,491	626	1,726	7	-	80	8,891
Costs	(394)	(86)	(371)	(961)	(7)	-	(59)	(1,878)
Gross profit	4,567	1,405	255	765	-	-	21	7,013
Net (loss) / profit from fair value adjustment of investment properties	(2,554)	4,375	3,463	-	-	-	200	5,484
General and administrative expenses	(594)	(158)	(155)	(241)	(74)	(317)	(78)	(1,617)
Selling expenses	(346)	(58)	(133)	(184)	-	-	(8)	(729)
Other operating results, net	(89)	(42)	(4)	(12)	(1)	-	109	(39)
Profit / (Loss) from operations	984	5,522	3,426	328	(75)	(317)	244	10,112
Share of loss of associates and joint ventures	-	-	-	-	(519)	-	(1,236)	(1,755)
Segment profit / (loss)	984	5,522	3,426	328	(594)	(317)	(992)	8,357

Investment and trading properties	58,359	40,882	35,217	-	121	-	1,473	136,052
Property, plant and equipment	283	1,254	-	2,363	244	-	-	4,144
Investment in associates and joint ventures	-	-	620	-	(10,251)	-	7,236	(2,395)
Other reportable assets	132	145	979	35	-	-	108	1,399
Reportable assets	58,774	42,281	36,816	2,398	(9,886)	-	8,817	139,200

Below is a summarized analysis of the segments from the Group’s Operations Center in Israel where only assets and liabilities are presented as of December 31,2019:

	12.31.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Reportable assets	182,170	30,553	156,780	9,989	39,527	90,512	509,531
Reportable liabilities	(167,716)	-	(122,483)	-	(131,502)	(27,623)	(449,324)
Net reportable assets	14,454	30,553	34,297	9,989	(91,975)	62,889	60,207

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2020 and for the year ended June 30, 2019 were as follows:

	12.31.20	06.30.20
Beginning of the period / year	90,020	43,400
Adjustments of previous years (IFRS 9 and IAS 28)	-	(2,372)
Issuance of capital and contributions	27	3,418
Capital reduction	-	(127)
(Decrease) / Increase of interest in associates and joint ventures (iv)	(34,381)	3,325
Share of profit / (loss)	87	10,561
Other comprehensive income	(44)	(1,491)
Currency translation adjustment	(2,653)	11
Dividends (i)	(37)	(2,212)
Deconsolidation (iii)	(38,654)	34,967
Reclassification to held-for-sale	-	(2,481)
Incorporation by business combination	-	3,017
Others	(10)	4
End of the period / year (ii)	14,355	90,020

(i)
See Note 28.
(ii)
As of December 31, 2020, and June 30, 2019 includes Ps. (15) and (18) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19)
(iii)
The amount as of September 30, 2021 corresponds to the effect of the deconsolidation of IDBD (See note 4.E). Regarding the amount as of June 30, 2020, it corresponds to the effect of the deconsolidation of Gav-Yam (See Note 4 to the consolidated Financial Statements as of June 30, 2020)
(iv)
Mainly corresponds to the sale of the remaining equity interest in Shufersal in July 2020

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	12.31.20	06.30.20	12.31.20	06.30.20	12.31.20	12.31.19
Associates
New Lipstick	49.96%	49.96%	189	560	(378)	(501)
BHSA	29.91%	29.91%	5,042	4,881	161	(1,352)
Condor	18.89%	18.89%	1,601	1,775	(166)	(18)
PBEL	N/A	45.40%	-	-	-	-
Shufersal	N/A	26.02%	-	33,691	19	-
Mehadrin	N/A	45.41%	-	-	-	-
Gav-Yam	N/A	N/A	-	32,691	31	-
TGLT S.A. (1)	30.20%	N/A	2,047	2,468	(421)	-
Quality	50.00%	50.00%	2,919	2,518	383	252
La Rural S.A.	50.00%	50.00%	277	243	32	128
Cresca S.A.	50.00%	50.00%	25	25	(3)	(1)
Other associates and joint ventures	-	-	2,255	11,168	(2,224)	695
Total associates and joint ventures			14,355	90,020	(2,566)	(797)

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (9)	(*) (31)
BHSA	Argentina	Financing	448,689,072	(***) 1,500	(***) 539	(***) 16,342
Condor	U.S.	Hotel	2,245,100	(*) 232	(*) (11)	(*) 72
PBEL	India	Real estate	N/A	N/A	(**) (2)	N/A
Shufersal	Israel	Retail	N/A	N/A	(**) 89	N/A
Mehadrin	Israel	Agricultural	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Real estate	N/A	N/A	(**) 76	N/A
TGLT S.A. (1)	Argentina	Real estate	279,502,813	925	(1,479)	5,803
Quality	Argentina	Real estate	203,158,129	406	766	5,764
La Rural S.A.	Argentina	Organization of events	714,498	1	75	466

(1)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-monthlag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Preliminary information as of December 31, 2020 according to NIIF.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2019 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 12.31.20	Total as of 06.30.20
Fair value at the beginning of the period / year	4,949	229,122	37,813	3,879	90	275,853	401,513
Adjustments of previous years (IFRS 15)	-	-	-	-	-	-	511
Additions	-	488	53	-	-	541	6,543
Capitalized leasing costs	-	10	1	-	-	11	24
Amortization of capitalized leasing costs (i)	-	(6)	-	-	-	(6)	(18)
Transfers	495	(216)	-	-	-	279	(27,164)
Incorporation by business combination	-	-	-	-	-	-	292
Deconsolidation	-	(91,416)	(951)	(1,427)	-	(93,794)	(188,810)
Disposals	-	(14,154)	-	-	-	(14,154)	(18,159)
Currency translation adjustment	356	(9,607)	(99)	(158)	-	(9,508)	63,267
Net gain / (loss) from fair value adjustment	49	1,390	6,006	1,522	34	9,001	37,854
Fair value at the end of the period / year	5,849	115,611	42,823	3,816	124	168,223	275,853

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).

The following amounts have been recognized in the Statements of Income:

	12.31.20	12.31.19
Rental and services income	4,316	8,655
Direct operating expenses	(1,828)	(3,003)
Development expenses	(43)	(63)
Net realized gain from fair value adjustment of investment properties	7,915	436
Net unrealized loss from fair value adjustment of investment properties	1,108	4,720

(i)
As of December 31, 2020 includes Ps. 3,950 for the sale of Torre Boston and Ps. 3,965 for the sale of Bouchard 710. As of December 31, 2019 includes Ps. 436 corresponding to the barter transaction of the Caballito Ferro land and Ps. 236 for the deconsolidation of the La Maltería S.A land.
(ii)
As of December 31, 2020, (ARS 1,209) corresponds to the realized result from fair value adjustment for the period ((ARS 835) for the sale of Torre Boston and (ARS 374) for the sale of Bouchard 710) and Ps. 9,124 for realized result from fair value adjustment made in previous years (ARS 4,786 for the sale of Torre Boston and Ps. 4,338 for the sale of Bouchard 710). As of December 31, 2019 Ps. 60 corresponds to net realized fair value adjustment on investment properties for the period (which includes the barter transaction of the Caballito Ferro land) and Ps. 612 corresponds to the realized fair value adjustment made in previous years (ARS 376 corresponding to the barter transaction of the Caballito Ferro land and Ps. 236 for the deconsolidation of the La Maltería S.A. land).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions December 31, 2020, considering the market conditions existing at that date due to the pandemic described in Note 33, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2020 and for the year ended June 30, 2019 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 12.31.20	Total as of 06.30.20
Costs	31,241	2,457	17,040	3,110	114,412	18,801	187,061	170,826
Accumulated depreciation	(2,800)	(1,105)	(9,322)	(2,164)	(89,107)	(10,706)	(115,204)	(105,980)
Net book amount at the beginning of the period / year	28,441	1,352	7,718	946	25,305	8,095	71,857	64,846

Additions	466	41	138	23	464	708	1,840	8,214
Disposals	(17)	-	(70)	(1)	(44)	(77)	(209)	(4,192)
Deconsolidation	(4,869)	-	(3,419)	(634)	(22,599)	(6,771)	(38,292)	(1,272)
Assets incorporated by business combinations	-	-	-	-	-	-	-	11,355
Currency translation adjustment	393	80	(261)	(48)	(1,824)	(525)	(2,185)	5,143
Transfers	101	-	738	-	-	(1)	838	(3,013)
Depreciation charges (i)	(170)	(241)	(240)	(49)	(1,302)	(893)	(2,895)	(9,224)
Balances at the end of the period / year	24,345	1,232	4,604	237	-	536	30,954	71,857

Costs	26,327	2,194	7,897	2,263	-	1,245	39,926	196,990
Accumulated depreciation	(1,982)	(962)	(3,293)	(2,026)	-	(709)	(8,972)	(125,133)
Net book amount at the end of the period / year	24,345	1,232	4,604	237	-	536	30,954	71,857

(i)
As of December 31, 2020, the amortization charge has been charged to the line "Costs" for Ps. 128, "General and administrative expenses" for Ps. 10, respectively, in the income statement (Note 24), Ps. 483 were capitalized as part of the cost of biological assets and Ps. 2,274 corresponds to discontinued operations.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2019 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 12.31.20	Total as of 06.30.20
Beginning of the period / year	2,427	992	5,177	8,596	10,041
Additions	-	-	309	309	2,669
Capitalized finance costs	-	256	-	256	111
Currency translation adjustment	(157)	(17)	(298)	(472)	1,053
Transfers	155	(155)	-	-	258
Impairment	-	-	-	-	(186)
Deconsolidation	(1,698)	(113)	(4,325)	(6,136)	-
Disposals	(630)	(224)	(171)	(1,025)	(5,350)
End of the period / year	97	739	692	1,528	8,596

Non-current				1,476	5,820
Current				52	2,776
Total				1,528	8,596

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2020 and for the year ended June 30, 2019 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 12.31.20	Total as of 06.30.20
Costs	6,976	9,944	12,006	18,641	12,606	15,085	75,258	67,024
Accumulated amortization	-	(802)	(9,106)	(15,675)	(7,506)	(8,381)	(41,470)	(35,842)
Net book amount at the beginning of the period / year	6,976	9,142	2,900	2,966	5,100	6,704	33,788	31,182
Additions	-	-	-	22	331	706	1,059	5,438
Disposals	-	-	-	-	(88)	-	(88)	(186)
Deconsolidation	(6,521)	(8,469)	(2,627)	(2,506)	(3,914)	(5,124)	(29,161)	-
Transfers	-	-	-	-	(2)	-	(2)	(65)
Assets incorporated by business combination	-	-	-	-	-	-	-	81
Currency translation adjustment	(114)	(651)	(207)	(217)	(350)	(433)	(1,972)	6,898
Impairment	-	-	-	-	-	-	-	(3,932)
Amortization charges (i)	-	(22)	(66)	(265)	(847)	(628)	(1,828)	(5,628)
Balances at the end of the period / year	341	-	-	-	230	1,225	1,796	33,788

Costs	341	-	-	-	781	1,699	2,821	75,258
Accumulated amortization	-	-	-	-	(551)	(474)	(1,025)	(41,470)
Net book amount at the end of the period / year	341	-	-	-	230	1,225	1,796	33,788

(i)
Amortization charge was recognized in the amount of Ps. 14 under "Costs", in the amount of Ps. 48 under "General and administrative expenses" as of December 31, 2020 in the Statements of Income (Note 24) and Ps. 1,766 corresponds to discontinued operations.

12.
Right-of-use assets

The Group’s right-of-use assets as of December 31, 2020 and June 30, 2020 are the following:

	12.31.20	06.30.20
Farmland	2,989	2,429
Offices, shopping malls and other buildings	9	4,933
Communication networks	-	13,188
Machinery and equipment	79	41
Others	707	5,690
Right-of-use assets	3,784	26,281

Non-current	3,784	26,281
Total	3,784	26,281

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The depreciation charge of the right-of use-assets is detailed below:

	12.31.20	12.31.19
Farmland	239	246
Offices, shopping malls and other buildings	1,180	1,974
Communication networks	270	643
Others	42	178
Depreciation charge of right-of-use assets	1,731	3,041

(i)
Includes Ps. 1,457 and Ps. 2,770 charged to the result of discontinued operations as of December 31, 2020 and 2019 respectively.

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy six-month period ended December 31, 2020 and for the year ended June 30, 2019 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 12.31.20	Total as of 06.30.20
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	323	1,252	1,232	2,552	34	38	5,431	6,712
Purchases	-	-	-	259	-	-	259	343
Changes by transformation	(193)	193	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	814	786	63	6	-	1,669	3,373
Decrease due to harvest	-	(4,989)	(2,631)	-	-	-	(7,620)	(15,542)
Sales	-	-	-	(880)	(1)	-	(881)	(1,928)
Consumes	-	-	-	(2)	-	(3)	(5)	(443)
Costs for the period / year	3,738	2,848	1,801	702	-	2	9,091	13,700
Addition	-	-	-	-	-	-	-	74
Foreign exchange gain	113	8	75	-	-	-	196	(858)
Balances at the end of the period / year	3,981	126	1,263	2,694	39	37	8,140	5,431
	-							-
Non-current (Production)	-	-	-	2,230	32	37	2,299	2,108
Current (Consumable)	3,981	126	1,263	464	7	-	5,841	3,323
Net book amount at the end of the period / year	3,981	126	1,263	2,694	39	37	8,140	5,431

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 68 and Ps. 352 for the six-month periods ended December 31, 2020 and for the fiscal year ended June 30, 2019, respectively; amounts of Ps. 432 and Ps. 369, was attributable to price changes, and amounts of Ps. (364) and Ps. 17, was attributable to physical changes, respectively.

During the six-month period ended December 31, 2020, there were transfers between the fair value hierarchies 1 and 3 of grain seeding (due to the degree of phenological growth of the crop) for Ps. 193. There were also no reclassifications between categories thereof.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. (7,620) and Ps. (15,542) for the six-month period ended December 31, 2020 and the year ended June 30, 2019, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of December 31, 2020, and June 30, 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of December 31, 2020 and June 30, 2020 are as follows:

	12.31.20	06.30.20
Crops	920	3,232
Materials and supplies	2,008	1,690
Seeds and fodders	333	330
Sugarcane	-	5
Agricultural inventories	3,261	5,257
Telephones and other communication equipment	-	2,023
Fruit	-	3,242
Others	69	348
Total inventories	3,330	10,870

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2020 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
December 31, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	19,614	-	-	-	19,614	8,244	27,858
Investment in financial assets:
- Public companies’ securities	-	357	-	237	594	-	594
- Bonds	-	1,816	-	-	1,816	-	1,816
- Mutual funds	-	43	-	-	43	-	43
-Others	11	636	-	36	683	-	683
Derivative financial instruments:
- Crops options contracts	-	215	-	-	215	-	215
- Crops futures contracts	-	309	-	-	309	-	309
- Foreign-currency options contracts	-	15	-	-	15	-	15
- Foreign-currency future contracts	-	156	6	-	162	-	162
- Swaps	-	-	13	-	13	-	13
Restricted assets (i)	83	-	-	-	83	-	83
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	4,161	-	-	-	4,161	-	4,161
- Short-term investments	-	2,523	-	-	2,523	-	2,523
Total assets	23,869	6,070	19	273	30,231	8,244	38,475

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
December 31, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	12,761	-	-	-	12,761	5,541	18,302
Borrowings (excluding finance lease liabilities) (Note 20)	101,674	2	-	-	101,676	-	101,676
Derivative financial instruments:
- Crops options contracts	-	1,627	376	-	2,003	-	2,003
- Crops futures contracts	-	1,891	-	-	1,891	-	1,891
- Foreign-currency options contracts	-	21	-	-	21	-	21
- Foreign-currency contracts	-	34	110	-	144	-	144
- Swaps	-	6	80	-	86	-	86
Total liabilities	114,435	3,581	566	-	118,582	5,541	124,123

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2020 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	69,224	-	-	-	69,224	20,534	89,758
Investment in financial assets:
- Equity securities in public companies	-	688	276	-	964	-	964
- Equity securities in private companies	-	-	-	3,486	3,486	-	3,486
- Deposits	1,146	73	-	-	1,219	-	1,219
- Bonds	-	9,375	1,731	-	11,106	-	11,106
- Mutual funds	-	5,339	-	-	5,339	-	5,339
- Others	-	2,652	971	278	3,901	-	3,901
Derivative financial instruments:
- Crops futures contracts	-	103	-	-	103	-	103
- Swaps	-	18	-	-	18	-	18
- Crops options contracts	-	20	153	-	173	-	173
- Foreign-currency options contracts	-	-	20	-	20	-	20
- Foreign-currency future contracts	-	-	-	170	170	-	170
- Others	73	-	24	-	97	-	97
Restricted assets (ii)	9,761	-	-	-	9,761	-	9,761
Financial assets held for sale
- Clal	-	4,047	-	-	4,047	-	4,047
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	32,396	-	-	-	32,396	-	32,396
- Short-term investments	76,422	12,141	-	-	88,563	-	88,563
Total assets	189,022	34,456	3,175	3,934	230,587	20,534	251,121

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	37,067	-	-	-	37,067	9,446	46,513
Borrowings (excluding finance lease liabilities) (Note 20)	501,936	-	-	-	501,936	-	501,936
Derivative financial instruments:
- Crops futures contracts	-	85	-	-	85	-	85
- Forward contracts	-	44	-	-	44	-	44
- Crops options contracts	-	205	60	-	265	-	265
- Foreign-currency options contracts	-	-	114	-	114	-	114
- Swaps	-	-	73	-	73	-	73
- Others	-	-	1,146	24	1,170	-	1,170
Total liabilities	539,003	334	1,393	24	540,754	9,446	550,200

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2020.

As of December 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except for what is mentioned in Note 33.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Promissory note	Theoretical price	Acquisition agreement.	Level 2	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2020 and June 30, 2020:

	Derivative financial instruments – Forwards	Investments in financial assets - Private companies	Investments in financial assets - Others	Investments in financial assets - Public companies	Derivative financial instruments	Total as of 12.31.20	Total as of 06.30.20
Balances at beginning of the period / year	(24)	3,486	278	-	170	3,910	4,965
Additions and acquisitions	-	-	-	-	-	-	42
Transfer to level 1	-	-	-	275	-	275	421
Currency translation adjustment	-	-	-	-	-	-	982
Disposals	-	-	-	-	-	-	(1,902)
Write off	24	(3,486)	(243)	-	(170)	(3,875)	-
Gain / (loss) for the period / year (i)	-	-	1	(38)	-	(37)	(598)
Balances at the end of the period / year	-	-	36	237	-	273	3,910

(i) Included within “Financial results, net” in the Statements of Income.

16.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2020 and June 30, 2020 are as follows:

	12.31.20	06.30.20
Trade, leases and services receivable	16,575	55,037
Less: allowance for doubtful accounts	(787)	(4,614)
Total trade receivables	15,788	50,423
Prepayments	4,566	14,189
Borrowings, deposits and others	3,169	9,159
Guarantee deposits	3	4
Tax receivables	2,083	1,855
Others	1,462	9,514
Total other receivables	11,283	34,721
Total trade and other receivables	27,071	85,144

Non-current	8,273	32,750
Current	18,798	52,394
Total	27,071	85,144

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.20	06.30.20
Beginning of the period / year	4,614	3,243
Incorporation by business combination	-	(216)
Additions (i)	408	1,296
Recovery (i)	(62)	(135)
Currency translation adjustment	(233)	1,321
Receivables written off during the period / year as uncollectable	(22)	(863)
Deconsolidation	(3,705)	(24)
Inflation adjustment	(155)	(30)
Transfers to assets held for sale	(58)	22
End of the period / year	787	4,614

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 25).

17.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six and six-month periods ended December 31, 2020 and 2019:

	Note	12.31.20	12.31.19
(Loss) / Profit for the period		(3,264)	2,278
Profit / (Loss) from discontinued operations		7,120	(10,192)
Adjustments for:
Income tax	21	4,089	3,707
Amortization and depreciation	24	310	400
Net gain from fair value adjustment of investment properties		(9,023)	(5,156)
Changes in the fair value of investments in financial assets		(629)	(438)
Gain from disposal of properties, plant and equipment		(3)	-
Financial results, net		(4,576)	17,314
Provisions and allowances		1,302	403
Share of loss of associates and joint ventures	7	487	1,284
(Gain) / Loss from repurchase of Non-convertible Notes		(3)	1
Changes in net realizable value of agricultural products after harvest		(259)	(575)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(2,082)	(1,913)
Unrealized gain from derivative financial instruments		1,988	(289)
Other operating results		(4)	31
Gain from disposal of farmlands		(91)	(407)

Changes in operating assets and liabilities:
Decrease in inventories		2,438	2,298
Decrease / (Increase) in trading properties		749	(457)
Decrease in biological assets		655	1,413
(Increase) / Decrease in trade and other receivables		(1,317)	2,173
Increase / (Decrease) in trade and other payables		1,775	(1,926)
Decrease in salaries and social security liabilities		(295)	(568)
Decrease in provisions		(63)	(204)
Increase / (Decrease) in lease liabilities		748	(78)
Net variation in derivative financial instruments		1,751	69
Decrease in right of use		(990)	-
Net cash generated by continuing operating activities before income tax paid		813	9,168
Net cash generated by discontinued operating activities before income tax paid		2,672	17,803
Net cash generated by operating activities before income tax paid		3,485	26,971

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents a detail of significant non-cash transactions occurred in the six and six-month periods ended December 31, 2020 and 2019:

	12.31.20	12.31.19
Dividends not collected	-	(38)
Decrease in participation in subsidiaries, associates and joint ventures due to transient conversion differences	(2)	(848)
Increase in property, plant and equipment through an increase in trade and other payables	-	609
Increase in investment properties through an increase in trade and other payables	-	658
Increase of properties for sale through an increase in borrowings	256	87
Distribution of dividends at non-controlling interest pending payment	-	1,378
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	984
Increase of investment properties through the acquisition of investments in associates	-	1,623
Increase in investment properties through a decrease in financial assets	-	334
Increase in intangible assets through an increase in trade and other payables	-	696
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	-	26
Decrease in borrowings through a decrease in financial assets	-	2,942
Increase of rights of use through a decrease of property, plant and equipment	-	26
Distribution of dividends in shares	580	707
Increase in investments in associates and joint ventures from an increase in trade and other payables	-	83
Increase in rights of use through an increase in lease liabilities	24	-
Increase in property, plant and equipment through an increase in trade and other payables	33	-
 The following table presents the balances disposed because of the loss of control of IDBD:

09.30.20
Investment properties	93,794
Property, plant and equipment	38,292
Trading properties	6,136
Intangible assets	29,161
Right-of-use assets	20,629
Investments in associates and joint ventures	38,654
Deferred income tax assets	453
Income tax credit	340
Restricted assets	6,703
Trade and other receivables	56,408
Investments in financial assets	25,249
Derivative financial instruments	294
Inventories	3,760
Group of assets held for sale	43,909
Borrowings	(339,376)
Lease liabilities	(18,908)
Deferred income tax liabilities	(12,975)
Trade and other payables	(25,363)
Income tax liabilities	(475)
Provisions	(5,661)
Employee benefits	(498)
Derivative financial instruments	(498)
Salaries and social security liabilities	(3,532)
Group of liabilities held for sale	(22,985)
Net value of incorporated assets that do not affect cash	(66,489)
Cash and cash equivalents	(115,963)
Non-controlling interest	(49,886)
Net value of disposal assets	(232,338)

18.
Trade and other payables

Group’s trade and other payables as of December 31, 2020 and June 30, 2020 were as follows:

	12.31.20	06.30.20
Trade payables	6,562	27,146
Advances from sales, leases and services	3,075	2,363
Construction obligations	-	488
Accrued invoices	1,614	1,463
Deferred income	-	170
Admission fees	965	1,219
Deposits in guarantee	158	121
Total trade payables	12,374	32,970
Dividends payable to non-controlling interests	38	425
Taxes payable	1,419	893
Management fees	-	228
Others	4,471	11,997
Total other payables	5,928	13,543
Total trade and other payables	18,302	46,513

Non-current	2,709	3,579
Current	15,593	42,934
Total	18,302	46,513

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Other provisions	Total as of 12.31.20	Total as of 06.30.20
Beginning of period / year	3,029	20	537	3,047	6,633	16,725
Additions	69	-	22	(88)	3	603
Contributions	-	-	-	-	-	68
Transfers	(11)	-	-	-	(11)	-
Inflation adjustment	(50)	-	-	-	(50)	(95)
Recovery	(32)	(10)	-	-	(42)	(22)
Share of loss in associates and joint ventures	-	(2)	-	-	(2)	(8,942)
Incorporation by business combination	(2,468)	-	(521)	(2,672)	(5,661)	-
Currency translation adjustment	(195)	-	(38)	(265)	(498)	570
Used during the period / year	(63)	-	-	(22)	(85)	(2,274)
End of period / year	279	8	-	-	287	6,633

Non-current					148	3,705
Current					139	2,928
Total					287	6,633

(i)
Additions and recovery are included in "Other operating results, net". Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures "

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of December 31, 2020 and June 30, 2020 was as follows:

	Book value		Fair value
	12.31.20	06.30.20	12.31.20	06.30.20
NCN	75,379	411,116	71,641	331,807
Bank loans	16,757	83,755	16,561	70,656
Bank overdrafts	8,029	5,133	8,029	3,875
Other borrowings	1,511	1,932	1,511	1,932
Total borrowings	101,676	501,936	97,742	408,270

Non-current	57,695	384,018
Current	43,981	117,918
Total	101,676	501,936

(i)
Includes finance leases in the amount of Ps. 347 as of June 30, 2019.
(ii)
Includes Ps. 269,504 and Ps. 373,564 as of December 31, 2020 and June 30, 2020, respectively, corresponding to the Operations Center in Israel.

Issuance of CRESUD Non-Convertible Notes

On August 31, 2020, the seventeenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to US$ 500. The main characteristics of the issuance are detailed bellow:

● Series XXX: denominated in dollars and payable in pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of US$ 25.0 at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.0% of Nominal Value. Proceeds will be mainly used for debt refinancing.

Issuance of IRSA Non-Convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued US$ 38.4 Non-convertible Notes in the local market through the following instruments:

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

● Ps. 335.2 (equivalent to US$ 4.7) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

● US$ 33.7 Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds were used to refinance short-term indebtedness. On January 21, 2021, the commitments of this note were cancelled.

Payment of IRSA’s Non-Convertible Notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-Convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-Convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-Convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of Ps. 10,381 (US$ 140) and interest accrued as of such date in the amount of Ps. 134 (US$ 1.8) were paid.

Notes Issuance – Exchange Offer Series XXIV Notes - BCRA “A” 7106 Communication

On November 12, 2020, the company carried out an exchange operation of its Series XXIV Notes, for a nominal value of US$ 73.6.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately US$ 65.1 which represents 88.41% acceptance, through the participation of 1,098 orders.

●
Series XXXI: Face Value of Existing Notes presented and accepted for the Exchange: approximately US$ 30.8.

Nominal Value to be Issued: approximately US$ 1.3.

Issuance Price: 100% nominal value.

Maturity Date: It will be November 12, 2023.

Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every US$ 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:
■
A sum of money of approximately US$ 29.4 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to US$ 0.95741755 for each US$ 1 of existing notes presented to the Exchange; and
■
The remaining amount until completing 1 US$ for each 1 US$ of existing notes presented to the Exchange, in notes Series XXXI.

Annual Nominal Fixed Interest Rate: 9.00%.

Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series XXXI).

Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series XXXII: Face Value of Existing Notes presented and accepted for the Exchange: approximately US$ 34.3.

Nominal Value to be Issued: approximately US$ 34.3.

Issuance Price: 100% nominal value.

Maturity Date: It will be November 12, 2022.

Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

Early Bird: will consist of the payment of US$ 0.02 for each US$ 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria


will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is Ps. 79.3433 for each US$ 1 of Existing Notes delivered and accepted in the Exchange.

Annual Nominal Fixed Interest Rate: 9.00%.

Amortization: The capital of the Series XXXII Notes will be amortized in one installment on the maturity date.

Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

Cancellation Cresud’s Series XXIV Notes

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 16, 2020, the Company made a partial cancellation for a V.N. of US$ 65 of Negotiable Obligations Class XXIV. After the cancellation the V.N. in circulation was US$ 8, which was paid in full on November 16, 2020.

Exchange of IRSA’s debentures

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of US$ 181.5.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately US$ 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately US$ 104.3.

-
Nominal Value to be Issued: approximately US$ 31.7.

-
Issuance Price: 100% nominal value.

-
Maturity Date: It will be November 12, 2023.

-
Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every US$ 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately US$ 72,6 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to US$ 0.69622593 for each US$ 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 US$ for each 1 US$ of existing notes presented to the Exchange, in notes Series VIII.

-
Annual Nominal Fixed Interest Rate: 10.00%.

-
Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).

-
Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

-
Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aire

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately US$ 74.2.

-
Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately US$ 80.7 .

-
Issuance Price: 100% nominal value.

-
Maturity Date: It will be March 1, 2023.

-
Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

-
Early Bird: will consist of the payment of US$ 0.02 for each US$ 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

-
 Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is Ps. 79.3433 for each US$ 1 of Existing Notes delivered and accepted in the Exchange.

-
Annual Nominal Fixed Interest Rate: 10.00%.

-
Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.

-
Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

-
Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.

-
By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.

-
Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

-
It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

-
The implementation of the Proposed Essential Modifications and Proposed Non-Essential Modifications were approved by the Board of Directors, on November 11, 2020.

●
Repayment Series I: In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, IRSA made a partial repayment of Series I Notes for a Nominal Value of US$ 178,5, after the partial repayment the Nominal Value under circulation was US$ 3,1.

Loan to related party

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. in a principal amount of US$ 16,250,000 at a rate interest of 5% per year. Then, on December 17, Dolphin Netherlands assigned the receivable to Tyrus S.A., partially canceling the current loan agreement between both companies. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.

21.
Taxation

The details of the Group’s income tax, is as follows:

	12.31.20	12.31.19
Current income tax	(379)	(643)
Deferred income tax	(3,710)	(2,883)
Minimum Presumed Income Tax	-	(181)
Income tax from continuing operations	(4,089)	(3,707)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six and six-month periods ended December 31, 2020 and 2019:

	12.31.20	12.31.19
Tax calculated at the tax rates applicable to profits in the respective countries	(2,400)	1,435
Permanent differences:
Share of (loss) / profit of joint ventures and associates	166	(528)
Tax rate differential	2,235	1,095
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(2,495)	(3,790)
Changes in fair value of financial instruments	-	(1)
Non-taxable profit, non-deductible expenses and others	(39)	(294)
Tax inflation adjustment	(4,654)	(5,006)
Fiscal transparency	(58)	117
Inflation adjustment permanent difference	3,156	3,265
Income tax from continuing operations	(4,089)	(3,707)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The gross movement in the deferred income tax account is as follows:

	12.31.20	06.30.20
Beginning of period / year	(58,177)	(67,619)
Deconsolidation	12,522	17,111
Currency translation adjustment	1,260	2,287
Revaluation surplus	(308)	244
Reserve for changes of non-controlling interest	(31)	92
Business combination and other assets held for sale	-	(1,427)
Charged to the Statement of Income	(3,488)	(8,865)
End of the period / year	(48,222)	(58,177)

Deferred income tax assets	1,399	1,111
Deferred income tax liabilities	(49,621)	(59,288)
Deferred income tax liabilities, net	(48,222)	(58,177)

22.
Revenues

	12.31.20	12.31.19
Beef	3,886	4,270
Crops	5,813	7,201
Sugarcane	2,818	2,968
Cattle	641	672
Supplies	857	821
Consignment	348	264
Advertising and brokerage fees	506	429
Agricultural rental and other services	136	105
Other	219	131
Income from sales and services from agricultural business	15,224	16,861
Trading properties and developments	645	623
Rental and services	4,180	8,550
Hotel operations, tourism services and others	119	1,726
Income from sales and services from urban properties and investment business	4,944	10,899
Total revenues	20,168	27,760

23.
Costs

	12.31.20	12.31.19
Other operative costs	15	16
Cost of property operations	15	16
Beef	3,029	3,420
Crops	5,161	5,920
Sugarcane	2,201	2,776
Cattle	881	891
Supplies	682	687
Consignment	405	123
Advertising and brokerage fees	360	253
Agricultural rental and other services	147	303
Cost of sales and services from agricultural business	12,866	14,373
Trading properties and developments	616	371
Rental and services	1,680	2,700
Hotel operations, tourism services and others	332	961
Cost of sales and services from sales and services from urban properties and investment business	2,628	4,032
Total costs	15,509	18,421

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 12.31.20	Total as of 12.31.19

Cost of sale of goods and services	-	831	-	-	831	606
Supplies and labors	7,048	3,225	1	165	10,439	8,886
Change in agricultural products and biological assets	-	6,919	-	-	6,919	7,728
Salaries, social security costs and other personnel expenses	330	1,567	929	132	2,958	3,520
Depreciation and amortization	979	214	92	4	1,289	1,140
Fees and payments for services	15	1,534	340	251	2,140	2,419
Maintenance, security, cleaning, repairs and others	60	678	169	2	909	1,494
Advertising and other selling expenses	-	164	-	36	200	497
Taxes, rates and contributions	25	173	69	977	1,244	1,242
Interaction and roaming expenses	-	79	-	-	79	-
Director's fees	-	-	564	-	564	481
Leases and service charges	5	63	26	11	105	135
Allowance for doubtful accounts, net	-	-	-	81	81	130
Freights	54	8	2	548	612	962
Bank expenses	-	1	53	1	55	70
Conditioning and clearance	-	-	-	82	82	144
Travel, library expenses and stationery	29	15	21	7	72	135
Other expenses	546	38	29	17	630	927
Total as of 12.31.20	9,091	15,509	2,295	2,314	29,209
Total as of 12.31.19	7,105	18,421	2,491	2,499	-	30,516

(i)
Includes Ps. 15 and Ps. 16 of other agricultural operating costs as of December 31, 2020 and 2019, respectively.

25.
Other operating results, net

	12.31.20	12.31.19
(Loss) / Gain from commodity derivative financial instruments	(3,067)	145
Loss from disposal of subsidiaries and associates	-	(8)
Donations	(63)	(72)
Lawsuits and other contingencies	(49)	(91)
Interest earned on operating assets	1,426	428
Others	(128)	165
Total other operating results, net	(1,881)	567

26.
Financial results, net

	12.31.20	12.31.19
Financial income
Interest income	248	175
Dividends income	20	4
Total financial income	268	179
Financial costs
Interest expenses	(5,718)	(6,010)
Result for debt swap	(2)	(6)
Other financial costs	(596)	(447)
Total financial costs	(6,316)	(6,463)
Capitalized finance costs	256	88
Total finance costs	(6,060)	(6,375)
Other financial results:
Foreign exchange, net	(167)	(10,018)
Fair value gains of financial assets and liabilities at fair value through profit or loss	4,284	217
(Loss) / Gain from repurchase of Non-Convertible Notes	(260)	84
(Loss) / Gain from derivative financial instruments (except commodities)	(545)	15
Others	(40)	-
Total other financial results	3,272	(9,702)
Inflation adjustment	1,731	222
Total financial results, net	(789)	(15,676)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2020 and June 30, 2020:

Item	12.31.20	06.30.20
Trade and other receivables	2,126	1,258
Investments in financial assets	237	322
Trade and other payables	(907)	(391)
Borrowings	(266)	(250)
Total	1,190	939

Related party	12.31.20	06.30.20	Description of transaction
Condor	237	322	Public companies' securities
	237	-	Loans granted
	26	-	Dividends receivable
New Lipstick LLC	-	19	Reimbursement of expenses receivable
	-	(92)	Loans payable
Other associates and joint ventures	11	101	Leases and/or rights of use receivable
	204	243	Dividends receivables
	-	10	Management fees receivable
	(23)	-	Other liabilities
	(204)	(32)	Loans payable
	9	146	Reimbursement of expenses receivable
	(79)	(1)	Reimbursement of expenses payable
Total associates and joint ventures	418	716
CAMSA and its subsidiaries	-	1	Reimbursement of expenses receivable
	-	(228)	Management fees payable
Yad Levim LTD	1,381	-	Loans granted
IRSA Real Estate Strategies LP	141	139	Reimbursement of expenses
PBS Real Estate Holdings S.R.L	-	566	Reimbursement of expenses
BHN Vida	(62)	(62)	Non-convertible notes
Otras partes relacionadas (i)	31	-	Leases and/or rights of use payable
	(241)	-	Leases and/or rights of use receivable
	-	(64)	Loans payable
	73	-	Loans granted
	-	21	Reimbursement of expenses receivable
	(88)	-	Legal services payable
Total other related parties	1,235	373
IFISA	2	7	Financial operations receivable
Total Parent Company	2	7
Directors and Senior Management	(476)	(162)	Fees for services received
	11	5	Advances receivable
Total Directors and Senior Management	(465)	(157)
Total	1,190	939

(i)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

The following is a summary of the results with related parties for the six and six-month periods ended December 31, 2020 and 2019:

Related party	12.31.20	12.31.19	Description of transaction
BACS	32	35	Leases and/or rights of use
	(77)	-	Financial operations
Other associates and joint ventures	(3)	18	Leases and/or rights of use
	(17)	18	Corporate services
	-	(1)	Financial operations
Total associates and joint ventures	(65)	70
Other related parties (i)	(6)	3	Leases and/or rights of use
	12	(23)	Fees and remunerations
	(17)	-	Corporate services
	470	3	Legal services
	(28)	(159)	Financial operations
	22	-	Income from agricultural sales and services
	-	(18)	Donations
Total other related parties	453	(194)
IFISA	4	3	Financial operations
Total Parent Company	4	3
Directors	(504)	-	Compensation of Directors and senior management
	(22)	(309)	Fees and remunerations
Senior Management	(12)	16	Compensation of Directors and senior management
Total Directors and Senior Management	(538)	(293)
Total	(146)	(414)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT S.A. and BHSA.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the six and six-month periods ended December 31, 2020 and 2019:

Related party	12.31.20	12.31.19	Description of transaction
Agrofy Global	-	264	Irrevocable contributions
Quality	19	35	Irrevocable contributions
Manibil	-	105	Irrevocable contributions
Others	-	105	Irrevocable contributions
Total contributions	19	509
Agro-Uranga S.A.	26	31	Dividends received
Uranga trading	11	-	Dividends received
Condor	-	35	Dividends received
Emco	-	20	Dividends received
Nuevo Puerto Santa Fe S.A.	-	34	Dividends received
Total dividends received	37	120
Puerto Retiro	8	-	Capitalized loan
TGLT S.A.	-	4,230	Buy and change of shares
Total other transactions	8	4,230

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 12.31.20	Total as of 12.31.19
Inventories at the beginning of the period / year	7,844	14,209	22,053	20,591
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,350	-	1,350	899
Changes in the net realizable value of agricultural products after harvest	258	-	258	575
Additions	4	-	4	-
Capitalized finance costs	-	-	-	87
Currency translation adjustment	(325)	(4,271)	(4,596)	5,230
Transfers	90	-	90	-
Harvest	3,633	-	3,633	5,015
Acquisitions and classifications	5,476	23,487	28,963	38,268
Consume	(1,588)	-	(1,588)	(1,680)
Disposals due to sales	-	(938)	(938)	(3,348)
Deconsolidation	-	(3,760)	(3,760)	11,969
Expenses incurred	2,118	-	2,118	1,905
Inventories at the end of the period / year	(5,994)	(1,597)	(7,591)	(17,253)
Cost as of 12.31.20	12,866	27,130	39,996	-
Cost as of 12.31.19	14,373	47,885	-	62,258

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.20	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	64	83.95	5,403	5,533
Euros	0.1	103.07	11	1,055
Trade and other receivables related parties
US Dollar	17	83.95	1,398	358
Total Trade and other receivables			6,812	6,946
Investment in financial assets
US Dollar	10	83.95	816	4,639
Pounds	1	114.22	77	93
Total Investment in financial assets			893	4,732
Derivative financial instruments
US Dollar	2	83.95	180	98
Total Derivative financial instruments			180	98
Cash and cash equivalents
US Dollar	41	83.95	3,409	18,627
Euros	-	-	-	1,856
Uruguayan pesos	9	1.99	17	-
Total Cash and cash equivalents			3,426	20,483
Total Assets			11,311	32,259

Liabilities
Trade and other payables
US Dollar	29	84.15	2,467	17,602
Euros	-	-	-	366
Chilean pesos	9	1.99	18	-

Uruguayan pesos	1	84.15	84	-
Total Trade and other payables			2,569	17,968
Borrowings
US Dollar	548	84.15	46,107	110,488
Total Borrowings			46,107	110,488
Derivative financial instruments
US Dollar	16	84.15	1,375	345
Total Derivative financial instruments			1,375	345
Total Liabilities			50,051	128,801

(1)
Exchange rates as of December 31, 2020 and June 30, 2020, respectively according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

31.
Groups of assets and liabilities held for sale

The Group has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	12.31.20	06.30.20
Property, plant and equipment	797	44,006
Intangible assets	12	1,642
Investments in associates	-	268
Deferred income tax assets	-	976
Income tax credit	-	4
Inventories	336	425
Trade and other receivables	915	3,141
Cash and cash equivalents	7	2,051
Total group of assets held for sale	2,067	52,513
Trade and other payables	524	12,455
Payroll and social security liabilities	110	597
Employee benefits	-	463
Deferred and current income tax liabilities	-	2,374
Provisions	9	14
Borrowings	914	12,440
Total group of liabilities held for sale	1,557	28,343
Total net financial assets held for sale	510	24,170

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the current period (see Note 4) and the results of the comparative periods have been reclassified.

	12.31.20	12.31.19
Revenues	30,197	63,420
Costs	(24,502)	(43,853)
Gross profit	5,695	19,567
Net gain from fair value adjustment of investment properties	(22)	(223)
General and administrative expenses	(3,476)	(5,443)
Selling expenses	(3,311)	(7,658)
Impairment of associate	-	(2,207)
Other operating results, net	(2,078)	19,660
(Loss) / Profit from operations	(3,192)	23,696
Share of profit / (loss) of joint ventures and associates	574	(608)
(Loss) / Profit from operations before financing and taxation	(2,618)	23,088
Financial income	419	680
Finance costs	(5,506)	(12,016)
Other financial results	364	(1,015)
Financial results, net	(4,723)	(12,351)
(Loss) / Profit before income tax	(7,341)	10,737
Income tax	221	(545)
(Loss) / Profit for the period from discontinued operations	(7,120)	10,192

(Loss) / Profit for the period from discontinued operations attributable to:
Equity holders of the parent	(3,512)	655
Non-controlling interest	(3,608)	9,537

(Loss) / Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(7.032)	2.373
Diluted	(7.032)	2.272

33.
Other relevant events of the period

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government actions are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until February 28, 2021, more than 2,100,000 cases of infections had been confirmed in Argentina, by virtue of which the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among these measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

Additionally, the government is challenged to achieve a successful debt renegotiation with the IMF. In the event that Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy in the medium and long term.

At the local environment, the following circumstances are displayed:

●
In December 2020, the monthly economic activity estimator (EMAE) reported by the National Institute of Statistics and Censuses (“INDEC”) registered a contraction of 2.2% in the year-on-year comparison, and an increase of 0,9% in relation to November. In 2020, the EMAE accumulated a fall of 10.0%.

●
The annual inflation reached 36.1% in 2020. The survey on market expectations prepared by the Central Bank in December 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 49.8% for 2021. The analysts who participate in the REM foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 5.5%.

●
In the period from December 2019 to December 2020, the argentine peso depreciated 40.5% against the US dollar according to the wholesale average exchange rate of Argentine Nation Bank. Given the exchange restrictions in force since August 2019, as of December 31, 2020 there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Central Bank of the Argentine Republic. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (MULC in Spanish) to acquire the foreign exchange necessary to meet its financial obligations.

On February 25, 2021, the Central Bank of the Argentine Republic published Communication “A” 7230 which establishes that the provisions of point 7 of communication “A” 7106, published on September 25, 2020, will be applicable to those who register financial debts with capital maturities in foreign currency scheduled between 04.01.2021 and 12.31.2021, for which they must submit a refinancing plan to the BCRA based on the following criteria: (a) that the amount net by which the exchange market will be accessed in the original terms will not exceed 40% of the amount of capital maturing in the period indicated above, and (b) that the rest of the capital is, at least, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the exchange market. It is worth mentioning that for scheduled maturities between 04.01.2021 and 04.15.2021, the refinancing plan must be submitted prior to 03.15.2021; and the submission deadline for the remaining maturities -between 04/16/2021 and 12/31/2021- must be presented with a term of at least 30 calendar days before the maturity of the capital to be refinanced. It should be noted that the financial debt already refinanced under the conditions of Communication “A” 7106, may access the exchange market to be paid in its entirety.

COVID-19 PANDEMIC

As described in the note on the economic context in which the Group operates, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are set out below:

●
The agricultural business of Cresud and its subsidiaries in Brazil, Paraguay and Bolivia continued to operate relatively normally; since the agricultural activity has been considered an essential activity in the countries where the Company operates. In any case, the effect of Covid-19 could cause changes in demand on a global scale and affect the prices of commodities in the international and local markets in the short term.

●
Because of the social, preventive and obligatory isolation, shopping malls throughout the country were closed since March 20, 2020, leaving exclusively those premises dedicated to items considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls opened in the City and Greater Buenos Aires. From October to the date of these Financial Statements, all the Group's shopping malls are open operating with strict protocols that include reduced time to 8 hours and public restrictions, social distancing, among other safety and hygiene measures. The Entertainment category protocol is even more rigorous with closed cinemas in most cases. Although we hope to fully resume the

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
activity in our shopping malls, the uncertainty of the situation could cause setbacks in the openings already made.

●
Given the closure of the shopping malls, the Group has decided to condone the billing and collection of the Insured Monthly Value until September 30, 2020, with some exceptions and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping malls is a 82.4% decrease in rental and service income during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter.

●
In relation to the offices business, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.

●
The Libertador hotels in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown was decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has only worked under a plan of contingency and emergency. The reopening took place in November and December under strict protocols and, after closing, a recovery in occupancy was evidenced, mainly at the Llao Llao hotel. As a result of the foregoing, the impact on these financial statements is a 93% decrease in income in the first half of the 2021 fiscal year compared to the same period of the previous fiscal year.

Regarding debt maturities during the second quarter of fiscal year 2021, the Group had notes maturities within the period contemplated by provision “A” 7106 of the BCRA: Cresud Class XXIV for a nominal value of US$ 73.6 due on November 14, 2020 and IRSA Class I for a nominal value of US$ 181.5 due on November 15, 2020, as well as other bank debts. Cresud and IRSA presented a proposal to the Central Bank within the corresponding deadlines and carried out exchange offers for said Notes. Cresud through the cash cancellation of US$ 29.2 and the issuance of two new series of Class XXXI and Class XXXII Negotiable Obligations for a nominal value of US$ 1.3 and US$ 34.3, respectively. For its part, IRSA did it through the cash cancellation of US$ 72.6 and the issuance of two new series of Class VIII and Class IX Negotiable Obligations for a nominal value of US$ 31.7 and US$ 80.7 (including US$ 6.5 of new subscription). As of the date of these financial statements, the Group had financial debt framed in the period contemplated by Communication “A” 7230 of the BCRA mentioned above for a nominal value of US$ 59.6 corresponding to the Notes Series XXV of CRESUD maturing on July 11, 2021, as well as other bank debts.

Regarding the financial debt of the Group in the next 12 months:

●
Cresud faces the maturity of its Class XXVI Negotiable Obligations in January 2021 for a nominal value of Ps. 995 (approximately US$ 11.8) totally canceled as of the date of release of these financial statements, Class XXVIII in April 2021 for a nominal value of US$ 27.5, Classes XXV and XXVII in July 2021 for a nominal value of US$ 59.6 and US$ 5.7 respectively and Class XXIX in December 2021 for a nominal value of US$ 83.0. Likewise, Cresud has bank overdrafts for US$ 49.9 and other bank debt for US$ 57.5. As of December 31, it had a liquidity position of approximately US$ 39.2.

●
The subsidiary IRSA faces the maturity of its Class III Negotiable Obligations for a nominal value of Ps. 247.8 (equivalent to US$ 2.9) maturing on February 21, 2021 totally canceled as of the date of release of these financial statements, Class IV Negotiable Obligations for a nominal value of US$ 51.4 maturing on May 21, 2021, Class VI Negotiable Obligations for a nominal value of Ps. 335 (equivalent to US$ 4.0) maturing on July 21, 2021, Class VIII Negotiable Obligations for a nominal value of US$ 10.5 (33% of the capital) due on November 12, 2021, bank overdrafts for the equivalent of US$ 27.6 and other bank debt for US$ 13.7. For its part, IRSA PC has bank debt maturities for the approximate sum of US$ 24.6.

●
It is important to mention that IRSA has approved with IRSA PC a line of credit for up to the sum of US$ 180 for 3 years, of which as of December 31, 2020 IRSA used approximately US$ 62.6, leaving the balance available. Likewise, IRSA PC has a cash position and equivalents (including current financial investments) as of December 31, 2020 of approximately US$ 84.9.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Subsequent events

Acquisition of Bolivian Companies

On December 20, 2020, our subsidiary BrasilAgro and its subsidiaries Agrifirma Agro and Imobiliária Engenho de Maracajú signed a Share Purchase Agreement to acquire 100% of the shares issued by the following companies based in Bolivia: (i) Agropecuaria Acres del Sud SA; (ii) Ombú Agropecuaria S.A .; (iii) Yatay Agropecuaria S.A .; and (iv) Yuchán Agropecuaria S.A., all indirectly controlled by The Company, for an amount of US$ 30. This acquisition was approved at a meeting of the BrasilAgro Board of Directors held on December 22, 2020.

The acquisition was subject to compliance with certain precedent conditions, which were fully met on February 4, 2021. Consequently, on February 8, 2021, BrasilAgro made the full payment of the acquisition price for a total of R $160 (equivalent to approximately Ps. 2,624 at the date of the transaction).

Said transaction has no impact on the Group's consolidated assets and liabilities. The Difference in stake will be treated as a change in non-controlling interest within the equity.

Public offering of shares issued by BrasilAgro

On January 25, 2021, our subsidiary BrasilAgro announced that the Board of Directors approved the public offering of primary and secondary distribution of shares with restricted placement efforts. In accordance with CVM Instruction 476 (“Restricted Offer”), with the primary public distribution of 20,000,000 new shares (“Primary Offer”). In addition, the number of shares initially offered could, at the discretion of the Company, Autonomy Luxembourg One, as selling shareholder ("Selling Shareholder") and the coordinators of the offering, by mutual agreement, approved an increase of up to 27.35 % of the total shares initially offered, that is, up to 5,470,710 shares held by the Selling Shareholder, under the same conditions and for the same price of the shares initially offered, which will be used to meet any excess demand that may be found when the Price per Share is set ("Secondary Offer" and "Additional Shares", respectively). BrasilAgro will not receive funds as a result of the Secondary Offer, as these funds belong entirely to the Selling Shareholder.

The Restricted Offer was carried out in Brazil, in an unorganized OTC market, under the coordination of the BTG Pactual Bank of XP Investimentos, in the area of the Restricted Offer, and simultaneously efforts were made to place shares abroad by BTG Pactual. Capital of the United States.

With the completion of the Restricted Offer procedures, the 20,000,000 shares offered in the Primary Offer and 2,735,355 shares in the Secondary Offer were traded, with a price per share set at R$ 22.00. The resources received in the Primary Offer represent an increase of R$ 440 thousand in the Company's capital stock, which will go from R $699,811 to R$ 1,139,811, divided into 82,104,301 ordinary shares, all registered, registered and without value nominal.

The funds will be used to: (i) acquire assets in Bolivia, (ii) acquire land for exploration and development of agricultural properties, and (iii) businesses to optimize and leverage the operating activities of the Company.

Capital Increse - Subscription of shares

On February 17, 2021, the Company announced the launch of its public offering of shares for up to 90 million shares (or its equivalent 9 million ADS) and 90,000,000 warrants to subscribe for new common shares, to registered holders as of February 19, 2021. Each right corresponding to one share (or ADS) allowed its holder to subscribe 0.1794105273 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was Ps. 70.31 or US$ 0.472 and for the new ADS it was US$ 4.72. The new shares, registered, of Ps. 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

On March 5, 2021, having finished the pre emptive rights subscription period, the Company's shareholders have subscribed the amount of 87,264,898 new additional shares, that is 97% of the shares offered, and have requested through the accretion right 26,017,220 additional new shares, for which 2,735,102 new shares will be issued, completing the total issuance of 90,000,000 new shares (or their equivalent in ADSs) offered. Likewise, 90,000,000 options will be issued that will entitle the holders through their exercise to acquire up to 90,000,000 additional new shares.

The exercise price of the warrants will be US$ 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of the date of issuance of these financial statements, the Company received all the funds in the amount of US$ 42.5 and issued the new shares, increasing the capital stock to 591,642,804 million.
Sale of Carnes Pampeanas

On February 24, 2021, the Company sold 100% of its shares of Sociedad Anónima Carnes Pampeanas S.A., owner of the meat processing plant Carnes Pampeanas in the province of La Pampa, Argentina.

The price of the operation was agreed at US$ 10, which has already been paid in full.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at December 31, 2020, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the six and three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are not transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d) at December 31, 2020 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 26,780,414, which is not due at that date.

Autonomous City of Buenos Aires, March 11, 2021

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter ZablockyPublic Accountant (UNLP)C.P.C.E.C.A.B.A. V. 340 F. 156

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2020 and for the period of six months ending on that date, presented in comparative form.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2020, and June 30, 2020
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.20	06.30.20
ASSETS
Non-current assets
Investment properties	7	129	129
Property, plant and equipment	8	7,183	7,205
Intangible assets	9	240	249
Right of use assets	10	1,615	904
Biological assets	11	1,931	1,717
Investments in subsidiaries, associates and joint ventures	6	60,795	57,587
Income tax and minimum presumed income tax credit		38	46
Trade and other receivables	14	860	979
Total Non-current assets		72,791	68,816
Current assets
Biological assets	11	1,941	1,318
Inventories	12	1,585	2,451
Trade and other receivables	14	4,053	2,973
Investment in financial assets	13	1,288	60
Derivative financial instruments	13	4	-
Cash and cash equivalents	13	247	6,812
Total Current assets		9,118	13,614
TOTAL ASSETS		81,909	82,430
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		28,771	27,837
TOTAL SHAREHOLDERS' EQUITY		28,771	27,837
LIABILITIES
Non-current liabilities
Borrowings	18	16,316	24,520
Deferred tax liabilities	19	4,759	4,485
Provisions	17	8	11
Lease Liabilities		447	235
Total Non-current liabilities		21,530	29,251
Current liabilities
Trade and other payables	16	2,977	2,387
Payroll and social security liabilities		212	232
Borrowings	18	26,019	22,155
Derivative financial instruments	13	1,412	37
Provisions	17	5	4
Lease Liabilities		983	527
Total Current liabilities		31,608	25,342
TOTAL LIABILITIES		53,138	54,593
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		81,909	82,430

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for six-month and three-month periods ended December 31, 2020 and 2019
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Six Months		Three Months
	Note	12.31.20	12.31.19	12.31.20	12.31.19
Revenues	20	3,869	6,039	1,229	2,634
Costs	21	(3,182)	(4,750)	(1,077)	(2,023)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		111	(225)	231	34
Changes in the net realizable value of agricultural products after harvest		291	633	(37)	15
Gross profit		1,089	1,697	346	660
Net gain from fair value adjustment of investment properties		-	16	(1)	(11)
General and administrative expenses	22	(318)	(324)	(154)	(185)
Selling expenses	22	(616)	(1,017)	(239)	(490)
Other operating results, net	23	(1,300)	103	(846)	(5)
Management fees		-	-	523	-
(Loss) / Profit from operations		(1,145)	475	(371)	(31)
Share of loss of subsidiaries, associates and joint ventures	6	1,256	84	(5,420)	(4,226)
Profit / (Loss) before financing and taxation		111	559	(5,791)	(4,257)
Finance income	24	203	10	19	5
Finance costs	24	(2,258)	(1,921)	(1,178)	(862)
Other financial results	24	76	(4,658)	583	2,683
Inflation Adjustment	24	630	(50)	399	(53)
Financial results, net	24	(1,349)	(6,619)	(177)	1,773
Loss before income tax		(1,238)	(6,060)	(5,968)	(2,484)
Income tax	19	(274)	(439)	(252)	(457)
Loss for the period		(1,512)	(6,499)	(6,220)	(2,941)

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		(1,518)	(850)	911	(1,826)
Participation in other comprehensive results of subsidiaries and associates		232	(121)	(397)	(68)
Other comprehensive income for the period		(1,286)	(971)	514	(1,894)
(Loss) / Income and Other Comprehensive (Loss) / Income for the period		(2,798)	(7,470)	(5,706)	(4,835)

Loss per share attributable to equity holders of the parent during the period:
Basic		(3.027)	(13.271)	(12.454)	(6.006)
Diluted		(3.027) (i)	(13.271) (i)	(12.454) (i)	(6.006)(i)

(i)
    Since the result of the period showed loss, there is no dilutive effect of said result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2020
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2020	499	3	11,827	12,694	108	447	1,782	1,062	(585)	27,837
Loss for the period	-	-	-	-	-	-	-	-	(1,512)	(1,512)
Other comprehensive income for the period	-	-	-	-	-	-	-	(1,286)	-	(1,286)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(1,286)	(1,512)	(2,798)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 26, 2020:
- Constitution of Legal Reserve	-	-	-	-	-	114	-	-	(114)	-
Others changes in subsidiaries’ equity	-	-	-	-	-	-	-	3,767	76	3,843
Changes in non-controlling interest	-	-	-	-	-	-	-	(111)	-	(111)
Balance as of December 31, 2020	499	3	11,827	12,694	108	561	1,782	3,432	(2,135)	28,771

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of December 31, 2020 and June 30, 2020, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at December 31, 2020 are comprised as

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2020	(180)	(4,131)	3,604	978	592	-	80	119	1,062
Other comprehensive loss for the period	-	-	(1,518)	232	-	-	-	-	(1,286)
Total comprehensive income for the period	-	-	(1,518)	232	-	-	-	-	(1,286)
Acquisition of treasury stock	-	(32)	3,136	735	-	-	(72)	-	3,767
Changes in non-controlling interest	-	(111)	-	-	-	-	-	-	(111)
Balance as of December 31, 2020	(180)	(4,274)	5,222	1,945	592	-	8	119	3,432

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
  for the six-month period ended December 31, 2019
(All amounts in millions, except as otherwise indicated)

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2019	486	16	11,828	12,694	110	445	7,067	43,001	(47,229)	28,418
Adjustments previous periods (NIIF 16)	-	-	-	-	-	-	-	-	(867)	(867)
Adjusted balance as of June 30, 2019	486	16	11,828	12,694	110	445	7,067	43,001	(48,096)	27,551
Loss for the period	-	-	-	-	-	-	-	-	(6,499)	(6,499)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(971)	-	(971)
Total comprehensive (loss) income for the period	-	-	-	-	-	-	-	(971)	(6,499)	(7,470)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 30, 2019:
- Absorption of losses	-	-	-	-	-	-	(5,285)	(41,942)	47,227	-
- Treasury shares distribution	13	(13)	-	-	-	-	-	1,812	(1,812)	-
Reserve for share-based payments	-	-	-	-	-	-	-	(3)	-	(3)
Changes in non-controlling interest	-	-	-	-	-	-	-	(506)	-	(506)
Changes in interest in subsidiaries	-	-	-	-	-	-	-	-	16	16
Balance as of December 31, 2019	499	3	11,828	12,694	110	445	1,782	1,391	(9,164)	19,588

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of December 31, 2019 and June 30, 2019, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at December 31, 2019 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2019	(1,994)	(4,020)	5,480	888	576	41,942	11	118	43,001
Other comprehensive loss for the period	-	-	(850)	(121)	-	-	-	-	(971)
Total comprehensive loss for the period	-	-	(850)	(121)	-	-	-	-	(971)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 30, 2019:
- Absorption of losses	-	-	-	-	-	(41,942)	-	-	(41,942)
- Treasury shares distribution	1,812	-	-	-	-	-	-	-	1,812
Reserve for share-based payments	-	-	-	-	-	-	(3)	-	(3)
Changes in non-controlling interest	-	(506)	-	-	-	-	-	-	(506)
Balance as of December 31, 2019	(182)	(4,526)	4,630	767	576	-	8	118	1,391

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month period ended December 31, 2020 and 2019
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

cnwjkvnwjv	Note	12.31.20	12.31.19
Operating activities:
Cash (used in) / generated from operations	15	(1,628)	1,935
Net cash (used in) / generated from operating activities		(1,628)	1,935
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	(85)	(227)
Acquisition of property, plant and equipment	8	(63)	(181)
Proceeds from sale of property, plant and equipment		6	5
Acquisition of Intangible assets	9	(1)	(5)
Acquisition of investment in financial instruments		(6,596)	(414)
Proceeds from disposals of investment in financial assets		6,056	455
Advance payments		(21)	(27)
Dividends received		520	280
Loans granted to subsidiaries, associates and joint ventures		(90)	(560)
Net cash used in investing activities		(274)	(674)
Financing activities:
Repurchase of non-convertible notes		-	(688)
Borrowings and issue ON		2,997	2,564
Payment of borrowings and ON		(5,520)	(490)
Payment of short-term loans, net		(928)	(1,774)
(Payments) / Proceeds from derivative financial instruments		(309)	64
Interest paid		(1,451)	(814)
Net cash used in financing activities		(5,211)	(1,138)
Net (decrease) / increase in cash and cash equivalents		(7,113)	123
Cash and cash equivalents at beginning of the period		6,812	174
Result from exposure to inflation on cash and cash equivalents		10	4
Currency translation adjustment on cash and cash equivalents		538	118
Cash and cash equivalents at the end of the period		247	419

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on March 11, 2021.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these solo financial statements, the Company has used the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2020.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

 Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

 Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.

 All items in the statement of income are restated applying the relevant conversion factors.

 The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.

 Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

 Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.

 The resulting amount was included in the “Capital adjustment” account.

 The conversion difference was restated in real terms (as applicable).

 Other comprehensive income / (loss) was restated as from each accounting allocation.

The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2020.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.3.
Comparative information

The balances as of June 30, 2020 and December 31, 2019, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2020, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2020 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2020. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2020, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

The Company indirectly participated, until September 30, 2020, through Tyrus, in IDB Development Ltd. (“IDBD”) and Discount Investment Company Ltd (“DIC”). These companies have certain financial restrictions and agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. These commitments and other restrictions resulting from the indebtedness of IDBD and DIC (such as the pledges granted by IDBD over part of its shareholding in DIC) do not have recursive effects against Cresud, nor has Cresud guaranteed them with its assets, so the economic risk of Cresud is limited to the value of said investments.

IDBD's financial condition as of June 25, 2020 had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities and a low credit rating. IDBD´s cash flow required to meet its liabilities, including short-term liabilities is based on the financial support of its controlling shareholder (Dolphin Netherlands BV) and on the realization of assets which the realization date is not under IDBD´s control. As a result of the above, IDBD had into negotiations with its creditors in order to restructure its financial debt on more favorable terms. As a result, the Company recognized an impairment loss of Ps. 2,405 in its separate financial statements as of June 30, 2020, equivalent to the net value of its investment in IDBD and DIC as of that date.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

 As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such series.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it was in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believes that, as from September 25, 2020, Cresud through its subsidiary IRSA lost control over IDBD and DIC and consequently it has derecognized the reserves disclosed in other comprehensive income associated with said investments, recognizing a loss of Ps. 2,002 in the six-month period ended December 31, 2020.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Set out below are the changes in Company’s investment in subsidiaries and associates for the six-month period ended December 31, 2020 and for the fiscal year ended June 30, 2020:

	12.31.20	06.30.20
Beginning of the period / year	57,587	49,101
Dividends in shares received from subsidiaries	-	362
Capital contribution	85	7,546
Sale of interest in subsidiaries	-	(7,225)
Increase of interest in subsidiaries, associates and joint ventures	300	10
Share of profit of subsidiaries and associates	1,256	11,440
Foreign exchange gains	(1,518)	(1,876)
Others changes in subsidiaries’ and associates´ equity	3,843	(53)
Adjustments previous periods (IFRS 16 y IAS 28)	-	(976)
Other comprehensive loss	232	68
Share of changes in subsidiaries’ and associates´ equity	(111)	4
Reserve for share-based payments	-	(4)
Dividends distributed	(879)	(810)
End of the period / year	60,795	57,587

(i)
 Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2020 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2020 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)
Name of the entity	12.31.20	06.30.20	12.31.20	06.30.20	12.31.20	12.31.19
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas	2.26%	2.25%	961	878	87	1,333
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	100.00%	100.00%	1,980	1,978	1	230
Futuros y Opciones.Com S.A.	50.10%	50.10%	611	548	104	229
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	1	-	1
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	2.20%	2.20%	13	12	5	3
Helmir S.A.	100.00%	100.00%	11,525	10,788	666	398
Sociedad Anómina Carnes Pampeanas S.A.	99.70%	99.70%	273	327	(54)	14
IRSA Inversiones y Representaciones Sociedad Anónima	61.91%	61.95%	43,501	41,117	(918)	(3,105)
IRSA Propiedades Comerciales S.A.	3.36%	2.62%	1,473	1,437	88	(26)
Total Subsidiaries			60,338	57,086	(21)	(923)

Associates
Agrouranga S.A.	35.72%	35.72%	359	399	(15)	25
Uranga Trading S.A.	35.72%	35.72%	98	102	6	11
Total Associates			457	501	(9)	36

Total Investments in subsidiaries, associates and join ventures			60,795	57,587	(30)	(887)

					Last financial statement issued
Name of the entity	Market value as of 12.31.20	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas	25.00	Brazil	Agricultural	1,334,400	2,497	1	22,969
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Not publicly traded	Uruguay	Investment	270,749,722	271	7	1,980
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	817,683	2	206	1,219
Amauta Agro S.A. (formerly FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	11,264	1	(6)	68
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	23	225	580
Helmir S.A.	Not publicly traded	Uruguay	Investment	229,368,798	229	444	10,071
Sociedad Anómina Carnes Pampeanas S.A.	Not publicly traded	Argentina	Agroindustrial	496,050,301	498	(54)	274
IRSA Inversiones y Representaciones Sociedad Anónima	50.80	Argentina	Real Estate	356,913,421	577	1,820	70,108
IRSA Propiedades Comerciales S.A.	287.50	Argentina	Real Estate	4,237,844	126	4,761	80,117

Associates
Uranga Trading S.A.	Not publicly traded	Argentina	Agricultural	2,595,620	7	(40)	274
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	653,369	2	19	274

7.
Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2020 and for the fiscal year ended June 30, 2020 were as follows:

	12.31.20	06.30.20
Beginning of the period / year	129	128
Changes in fair value	-	1
End of the period / year	129	129

During the period ended December 31, 2020 and for the year ended June 30, 2020, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the consolidated financial statements, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted taking into account the specific aspects of each land, the most important used premise being the price per hectare.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2020 and for the fiscal year ended June 30, 2020 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 12.31.20	Total as of 06.30.20

Costs	8,109	442	8,551	8,365
Accumulated depreciation	(1,062)	(284)	(1,346)	(1,187)
Net book amount at the beginning of the period / year	7,047	158	7,205	7,178
Additions	53	10	63	209
Disposals	(5)	-	(5)	(12)
Reclassifications	-	-	-	(11)
Depreciation charge (i)	(57)	(23)	(80)	(159)
Balances at the end of the period / year	7,038	145	7,183	7,205

Costs	8,157	452	8,609	8,551
Accumulated depreciation	(1,119)	(307)	(1,426)	(1,346)
Net book amount at the end of the period / year	7,038	145	7,183	7,205

(i)
For the fiscal years ended December 31, 2020 and June 30, 2020, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 8 and Ps. 16 in "Costs";Ps. 3 and Ps. 10 in “General and administrative expenses” and Ps. 0 and Ps. 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income";Ps. 69 and Ps. 132 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

9.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended as of December 31, 2020 and for the fiscal year ended as of June 30, 2020 were as follows:

	Computer software	Concession rights	Total as of 12.31.20	Total as of 06.30.20
Costs	28	395	423	413
Accumulated amortization	(17)	(157)	(174)	(163)
Net book amount at the beginning of the period / year	11	238	249	250
Additions	1	-	1	8
Reclassifications	-	-	-	2
Amortization charges (i)	(3)	(7)	(10)	(11)
Balances at the end of the period / year	9	231	240	249
Costs	29	395	424	423
Accumulated amortization	(20)	(164)	(184)	(174)
Net book amount at the end of the period / year	9	231	240	249

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets for the six-month period ended as of December 31, 2020 and for the fiscal year ended as of June 30, 2020 is as follows:

	12.31.20	06.30.20
Non Current
Owner occupied farmland	1,612	900
Machines and equipment	3	4
Total Right-of-use assets	1,615	904

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The amortization charge of the right-of-use assets is detailed below:

	12.31.20	12.31.19
Owner occupied farmland	239	45
Machines and equipment	-	1
Total amortization of Right-of-use assets	239	46

11.
Biological assets

Changes in the Company’s biological assets for the six-month period ended as of December 31, 2020 and for the fiscal year ended as of June 30, 2020 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others
	Level 1	Level 3	Level 2	Level 2	Level 1	Total as of 12.31.20	Total as of 06.30.20
Net book amount at the beginning of the period / year	185	755	2,023	34	38	3,035	4,002
Purchases	-	-	125	-	-	125	18
Changes by transformation	(88)	88	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	19	76	6	-	101	107
Decrease due to harvest	-	(1,576)	-	-	-	(1,576)	(5,601)
Sales	-	-	(663)	(1)	-	(664)	(1,334)
Consumes	-	-	(5)	-	(4)	(9)	(15)
Costs for the period	1,431	840	586	-	3	2,860	5,858
Balances at the end of the period / year	1,528	126	2,142	39	37	3,872	3,035

Non-current (production)	-	-	1,862	32	37	1,931	1,717
Current (consumable)	1,528	126	280	7	-	1,941	1,318
Net book amount at the end of the period / year	1,528	126	2,142	39	37	3,872	3,035

During the six-month period ended December 31, 2020 and the year ended June 30, 2020 there have been transfers by $88 between the fair value hierarchies 1 and 3 of sown land-crops (due to the degree of phenological growth of the crop). Likewise, there were no reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2020.

As of December 31, 2020, and June 30, 2020, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of December 31, 2020 and June 30, 2020 are as follows:

	12.31.20	06.30.20
Current
Crops	477	1,294
Materials and supplies	6	5
Seeds and fodders	1,102	1,152
Total inventories	1,585	2,451

As of December 31, 2020, and June 30, 2020 the cost of inventories recognized as expense amounted to Ps. 2,483 and Ps. 6,720, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2020.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2020 and June 30, 2020 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
December 31, 2020		Level 1	Level 2

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	3,110	-	-	3,110	1,811	4,921
Investment in financial assets
- Mutual funds	-	26	-	26	-	26
- Bonds	-	1,262	-	1,262	-	1,262
Derivative financial instruments
- Foreign-currency futures contracts	-	4	-	4	-	4
Cash and cash equivalents
- Cash on hand and at bank	17	-	-	17	-	17
- Short-term investments	-	230	-	230	-	230
Total assets	3,127	1,522	-	4,649	1,811	6,460

	Financial liabilities at amortized cost	Financial liabilities at fair value		Subtotal financial liabilities	Non-financial liabilities	Total
December 31, 2020		Level 1	Level 2
Liabilities as per statement of financial position
Trade and others payables (Note 16)	2,464	-	-	2,464	513	2,977
Borrowings (Note 18)	42,335	-	-	42,335	-	42,335
Derivative financial instruments:
- Foreign-currency contracts	-	-	91	91	-	91
- Crops futures contracts	-	1,321	-	1,321	-	1,321
Total Liabilities	44,799	1,321	91	46,211	513	46,724

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	3,284	-	3,284	677	3,961
Investment in financial assets
- Mutual funds	-	60	60	-	60
Cash and cash equivalents
- Cash on hand and at bank	372	-	372	-	372
- Short-term investments	1,363	5,077	6,440	-	6,440
Total assets	5,019	5,137	10,156	677	10,833

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value		Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2020		Level 1	Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 16)	2,150	-	-	2,150	237	2,387
Borrowings (excluding finance lease liabilities) (Note 18)	46,675	-	-	46,675	-	46,675
Derivative financial instruments:
- Foreign-currency contracts	-	2	8	10	-	10
- Crops futures contracts	-	27	-	27	-	27
Total Liabilities	48,825	29	8	48,862	237	49,099

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of December 31, 2020 and June 30, 2020 are as follows:

	12.31.20	06.30.20
Receivables from sale of properties (i)	1,004	1,034
Receivables from sale of agricultural products and services	517	1,131
Debtors under legal proceedings	8	10
Less: allowance for doubtful accounts	(8)	(9)
Total trade receivables	1,521	2,166
Prepayments	29	246
Tax credits	531	348
Loans	7	14
Advance payments	1,205	61
Expenses to recover	20	13
Others	46	28
Total other receivables	1,838	710
Related parties (Note 25)	1,554	1,076
Total trade and other receivables	4,913	3,952
Non-current	860	979
Current	4,053	2,973
Total trade and other receivables	4,913	3,952

(i) Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2020.

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.20	06.30.20
Beginning of the period / year	9	13
Recovered	2	1
Inflation Adjustment	(3)	(5)
End of the period / year	8	9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the six-month period s ended as of December 31, 2020 and 2019:

	12.31.20	12.31.19
Loss for the period	(1,512)	(6,499)
Adjustments for:
Income tax	274	439
Depreciation and amortization	20	23
Unrealized gain from derivative financial instruments of commodities	734	(189)
Changes in fair value of financial assets at fair value through profit or loss	(763)	(8)
Financial results, net	(731)	6,334
Unrealized initial recognition and changes in the fair value of biological assets	(522)	(297)
Changes in net realizable value of agricultural products after harvest	(291)	(633)
Provisions	1,179	102
(Loss) / Gain from repurchase of Non-convertible Notes	(3)	1
Loss from disposal of associates, subsidiaries and joint ventures	(1,256)	(84)
Changes in fair value of investment properties	-	(16)
Changes in operating assets and liabilities:
(Increase) / Decrease in biological assets	(5)	995
Decrease in inventories	1,157	1,474
(Increase) / Decrease in trade and other receivables	(777)	26
Increase in right of use assets	(951)	-
Increase / (Decrease) in lease Liabilities	668	(200)
Increase in derivative financial instruments	1,764	39
Decrease in provisions	(2)	(4)
(Decrease) / Increase in trade and other payables	(593)	606
Decrease in payroll and social security liabilities	(18)	(174)
Net cash (used in) / generated from operating activities before income tax paid	(1,628)	1,935

The following table shows a detail of non-cash transactions occurred in the six-month period ended as of December 31, 2020 and 2019:

	12.31.20	12.31.19
Non-cash activities
Dividends not collected	-	(38)
Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(1,520)	(848)
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	2	3
Decrease of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	-	(4)
Decrease of interest in subsidiaries, associates and joint ventures by a decrease in trade and other payables	(359)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2020 and June 30, 2020 are as follows:

	12.31.20	06.30.20
Trade payables	623	659
Provisions	1,038	880
Sales, rent and services payments received in advance	463	163
Total trade payables	2,124	1,702
Taxes payable	32	31
Others	-	-
Total other payables	32	31
Related parties (Note 25)	821	654
Total trade and other payables	2,977	2,387
Current	2,977	2,387
Total trade and other payables	2,977	2,387

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 12.31.20	Total as of 06.30.20
Beginning of period / year	15	15	20
Additions	-	-	1
Inflation Adjustment	(2)	(2)	(6)
End of period / year	13	13	15

Non-current		8	11
Current		5	4
Total		13	15

18.
Borrowings

The detail of the Company’s borrowings as of December 31, 2020 and June 30, 2020 is as follows:

	Book value		Fair Value
	12.31.20	06.30.20	12.31.20	06.30.20
Non-convertible notes	28,765	30,239	27,495	27,505
Bank loans and others	6,456	10,701	6,457	10,703
Related parties (Note 25)	3,216	3,510	3,122	3,256
Bank overdrafts	3,898	2,225	3,898	2,225
Total borrowings	42,335	46,675	40,972	43,689
Non-current	16,316	24,520
Current	26,019	22,155
Total borrowings	42,335	46,675

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	12.31.20	12.31.19
Deferred income tax	(274)	(439)
Income tax	(274)	(439)

The gross movements on the deferred income tax account were as follows:

	12.31.20	06.30.20
Beginning of the period / year	(4,485)	(3,842)
Charged to the Statement of Comprehensive Income	(274)	(643)
End of the period / year	(4,759)	(4,485)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	12.31.20	12.31.19
Tax calculated at the tax applicable tax rate in effect (i)	371	1,818
Permanent differences:		-
Share of profit of subsidiaries, associates and joint ventures	377	26
Income tax rate change (*)	55	(305)
Provision for unrecoverability of tax loss carry-forwards	(1,297)	(2,191)
Tax Transparency	(58)	(3)
Non-taxable results, non-deductible expenses and others	(32)	(6)
Inflation adjustment for tax purposes	(1,661)	(1,605)
Inflation Adjustment	1,971	1,827
Income tax	(274)	(439)

(*)
Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.
(i)
The Income Tax rate in effect in Argentina as of December 31, 2020 and 2019 was 30%. See Note 22 to the Annual Consolidated Financial Statements.

20.
Revenues

	12.31.20	12.31.19
Crops	3,010	5,220
Cattle	847	761
Supplies	2	-
Leases and agricultural services	10	58
Total revenues	3,869	6,039

21.
Costs

	12.31.20	12.31.19
Crops	2,483	4,056
Cattle	664	609
Leases and agricultural services	20	69
Other costs	15	16
Total costs	3,182	4,750

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Expenses by nature

	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	Total as of 12.31.20	Total as of 12.31.19
Supplies and labors	9	2,195	-	1	2,205	2,240
Leases and expenses	-	5	12	1	18	20
Amortization and depreciation	8	309	12	-	329	135
Doubtful accounts (charge and recovery)	-	-	-	2	2	-
Cost of sale of agricultural products and biological assets	3,148	-	-	-	3,148	4,666
Advertising, publicity and other selling expenses	-	-	-	51	51	3
Maintenance and repairs	1	48	26	-	75	71
Payroll and social security liabilities	12	189	190	18	409	384
Fees and payments for services	2	14	32	14	62	71
Freights	-	53	-	382	435	769
Bank commissions and expenses	-	-	20	-	20	26
Travel expenses and stationery	1	24	4	-	29	37
Conditioning and clearance	-	-	-	90	90	154
Director’s fees	-	-	22	-	22	42
Taxes, rates and contributions	1	20	-	57	78	117
Total expenses by nature as of 12.31.20	3,182	2,857	318	616	6,973
Total expenses by nature as of 12.31.19	4,750	2,644	324	1,017		8,735

(i)
Include Ps. 15 and Ps. 16 of other agricultural operating costs as of December 31, 2020 and 2019, respectively.

23.
Other operating results, net

	12.31.20	12.31.19
Administration fees	2	-
Gain from commodity derivative financial instruments	(1,412)	35
Operating interest expense	41	54
Others	69	14
Total other operating results, net	(1,300)	103

24.
Financial results, net

	12.31.20	12.31.19
Financial income:
Interest income	203	10
Total financial income	203	10

Financial costs:
Interest expenses	(2,108)	(1,785)
Other financial costs	(150)	(136)
Total financial costs	(2,258)	(1,921)

Other financial results:
Exchange rate difference, net	(191)	(4,903)
Fair value gains of financial assets at fair value through profit or loss	664	83
Loss from derivative financial instruments (except commodities)	(400)	163
Gain from repurchase of NCN	3	(1)
Total other financial results	76	(4,658)
Inflation Adjustment	630	(50)
Total financial results, net	(1,349)	(6,619)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2020.

The following is a summary of the balances with related parties as of December 31, 2020 and June 30, 2020:

Items	12.31.20	06.30.20
Trade and other payables	(821)	(654)
Investment in financial assets	655	-
Borrowings	(3,216)	(3,510)
Trade and other receivables	1,554	1,076
Total	(1,828)	(3,088)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month period ended as of December 31, 2020 and 2019:

Related party	12.31.20	06.30.20	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	118	80	Corporate services receivable	Trade and other receivables
	(6)	(7)	Reimbursement of expenses payable	Trade and other payables
	1	1	Leases	Trade and other receivables
	1	1	Share based payments	Trade and other receivables
	655	-	Bounds	Investment in financial assets
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(5)	(4)	Leases	Trade and other payables
	-	10	Dividends receivables	Trade and other receivables
	14	13	Reimbursement of expenses receivable	Trade and other receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	238	114	Sale of goods and/or services	Trade and other receivables
	(2)	-	Reimbursement of expenses receivable	Trade and other payables
Helmir S.A.	(530)	(803)	Borrowings	Borrowings
	-	291	Loans granted	Trade and other receivables
Ombú Agropecuaria S.A.	2	4	Reimbursement of expenses receivable	Trade and other receivables
	(8)	(7)	Leases	Trade and other payables
	-	(1)	Reimbursement of expenses payable	Trade and other payables
Agropecuaria Acres del Sud S.A.	4	4	Administration fees	Trade and other receivables
Yatay Agropecuaria S.A.	3	4	Administration fees	Trade and other receivables
	(496)	(490)	Borrowings	Borrowings
Yuchán Agropecuaria S.A.	3	2	Administration fees	Trade and other receivables
Futuros y Opciones.Com S.A.	782	321	Brokerage operations receivable	Trade and other receivables
	(657)	(245)	Services received	Trade and other payables
	(105)	-	Borrowings	Borrowings
	(24)	(43)	Reimbursement of expenses payable	Trade and other payables
IRSA Propiedades Comerciales S.A.	372	218	Reimbursement of expenses receivable	Trade and other receivables
	3	4	Share based payments	Trade and other receivables
	(1,978)	(2,111)	Non-convertible notes	Borrowings
	-	(2)	Reimbursement of expenses payable	Trade and other payables
Total Subsidiaries	(1,615)	(2,646)

Panamerican Mall S.A.	(44)	(44)	Non-convertible notes	Borrowings
Amauta Agro S.A. (formerly FyO Trading S.A.)	(72)	(107)	Purchase of goods and/or services	Trade and other payables
FyO Acopio S.A.	(24)	-	Purchase of goods and/or services	Trade and other payables
Total Subsidiaries of the subsidiaries	(140)	(151)

CAMSA and its subsidiaries	-	1	Reimbursement of expenses receivable	Trade and other receivables
	-	(228)	Reimbursement of expenses receivable	Trade and other payables
BNH VIDA	(63)	(62)	Non-convertible notes	Borrowings
Other Related parties	(63)	(289)

Inversiones Financieras del Sur S.A. (1)	2	8	Loans granted	Trade and other receivables
Total Parent Company	2	8

Directors and Senior Management	11	-	Reimbursement of expenses receivable	Trade and other receivables
	(23)	(10)	Director's fees	Trade and other payables
Total Directors and Senior Management	(12)	(10)
Total	(1,828)	(3,088)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2020 and 2019:

Related party	12.31.20	12.31.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(4)	(4)	Leases and/or rights of use
	(86)	-	Changes in fair value of financial instruments
	72	80	Corporate services
Futuros y Opciones.Com S.A.	(8)	(15)	Purchase of goods and/or services
	1	1	Management fees
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	472	425	Sale of goods and/or services
Helmir S.A.	79	-	Financial operations
	(1)	(118)	Financial operations
Total subsidiaries	525	369

Torodur S.A.	(3)	-	Financial operations
Panamerican Mall S.A.	(2)	(7)	Financial operations
Yatay Agropecuaria S.A.	(8)	(11)	Financial operations
Amauta Agro S.A. (formerly FyO Trading S.A.)	(16)	(97)	Purchase of goods and/or services
	5	-	Sale of goods and/or services
IRSA Propiedades Comerciales S.A.	(5)	(7)	Leases and/or rights of use
	223	257	Corporate services
	(83)	(328)	Financial operations
FyO Acopio S.A.	(2)	-	Management fees
	(71)	(60)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	38	(253)

Estudio Zang, Bergel & Viñes	(2)	(3)	Legal services
Hamonet S.A.	(1)	(1)	Leases and/or rights of use
BNH Vida S.A.	(6)	-	Financial operations
BACS Administradora de Activos S.A.	(77)	-	Financial operations
San Bernardo de Córdoba S.A.	-	(1)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(2)	(1)	Leases and/or rights of use
Other Related parties	(88)	(6)

Directores	(22)	(42)	Compensation of Directors
Senior Management	(12)	(16)	Compensation of Senior Management
Total Directors and Senior Management	(34)	(58)

Inversiones Financieras del Sur S.A.	4	3	Financial operations
Total parent company	4	3
Total	445	55

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2020 and 2019:

Related party	12.31.20	12.31.19	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A.	1	4	Additional paid-in capital
Helmir S.A.	-	223	Additional paid-in capital
Futuros y Opciones.Com S.A.	84	-	Additional paid-in capital
Total subsidiary contributions	85	227
IRSA Inversiones y Representaciones Sociedad Anónima	359	438	Dividends received
IRSA Propiedades Comerciales S.A.	350	12	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	5	71	Dividends received
Agro-Uranga S.A.	26	31	Dividends received
Uranga Trading S.A.	11	-	Dividends received
FyO Acopio S.A.	4	-	Dividends received
Futuros y Opciones.Com S.A.	124	170	Dividends received
Total dividends received	879	722

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 12.31.20	Total as of 12.31.19
Beginning of the period / year	2,057	2,451	-	4,508	5,303
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	82	-	-	82	(102)
Changes in the net realizable value of agricultural products after harvest	-	291	-	291	633
Increase due to harvest	-	1,586	-	1,586	2,404
Acquisitions and classifications	125	1,160	-	1,285	1,712
Consume	(5)	(1,420)	-	(1,425)	(1,529)
Expenses incurred	586	-	20	606	606
Inventories	(2,181)	(1,585)	-	(3,766)	(4,293)
Cost as of 12.31.20	664	2,483	20	3,167	-
Cost as of 12.31.19	609	4,056	69	-	4,734

(1)
Corresponds to breeding cattle movements and other cattle.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2020 and June 30, 2020 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.20	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	19	83.950	1,623	977
Receivables with related parties:
US Dollar	0.2	84.150	13	308
Total trade and other receivables			1,636	1,285

Investment in financial assets
US Dollar	9	83.950	722	-
Total Investment in financial assets			722	-

Cash and cash equivalents
US Dollar	0.1	83.950	7	318
Total Cash and cash equivalents			7	318

Liabilities
Trade and other payables
US Dollar	11	84.150	963	717
Payables with related parties:
US Dollar	1	84.150	103	111
Brazilian Reais	0.3	17.400	5	4
Bolivian Pesos	1	12.267	12	12
Total trade and other payables			1,083	844

Derivative financial instruments
US Dollar	16	84.150	1,321	28
Total derivative instruments			1,321	28

Lease Liabilities
US Dollar	0.01	84.150	1	2
Total Lease Liabilities			1	2

Borrowings
US Dollar	396	84.150	33,337	38,973
Total Borrowings			33,337	38,973

(1) Exchange rate as of December 31, 2020 according to Banco Nación Argentina records.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 22,490, whose treatment is under consideration by the Board of Directors and the respective Management. The Company has issued during the current fiscal year and after December 31, 2020 NCN for a total of US$ 90.1 million.

31.
Economic context in which society operates

See economic context in which society operates in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.
Receivables and liabilities by maturity date.

		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)
Items		12.31.20	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	Total
Accounts receivables	Trade and other receivables	-	-	-	3,691	348	14	-	620	240	-	4,913
	Income tax and minimum presumed income tax and deferred income tax	-	-	38	-	-	-	-	-	-	-	38
	Total	-	-	38	3,691	348	14	-	620	240	-	4,951
Liabilities	Trade and other payables	-	97	-	2,880	-	-	-	-	-	-	2,977
	Borrowings	-	-	-	6,428	6,325	5,893	7,373	6,815	9,501	-	42,335
	Lease liabilities	-	983	447	-	-	-	-	-	-	-	1,430
	Payroll and social security liabilities	-	-	-	80	55	-	77	-	-	-	212
	Provisions	-	5	8	-	-	-	-	-	-	-	13
	Deferred income tax liabilities	-	-	4,759	-	-	-	-	-	-	-	4,759
	Total	-	1,085	5,214	9,388	6,38	5,893	7,45	6,815	9,501	-	51,726

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total
Accounts receivables	Trade and other receivables	3,023	1,030	4,053	254	606	860	3,277	1,636	4,913
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	38	-	38	38	-	38
	Total	3,023	1,030	4,053	292	606	898	3,315	1,636	4,951
Liabilities	Trade and other payables	1,894	1,083	2,977	-	-	-	1,894	1,083	2,977
	Borrowings	9,094	16,925	26,019	-	16,316	16,316	8,998	33,337	42,335
	Lease liabilities	982	1	983	447	-	447	1,429	1	1,43
	Payroll and social security liabilities	212	-	212	-	-	-	212	-	212
	Provisions	5	-	5	8	-	8	13	-	13
	Deferred income tax liabilities	-	-	-	4,759	-	4,759	4,759	-	4,759
	Total	12,187	18,009	30,196	5,214	16,316	21,53	17,305	34,421	51,726

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2020, there are no receivable and liabilities subject to adjustment clause.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-Current
Items		Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest	Total
		Fixed	Floating		Subtotal	Fixed	Floating		Subtotal	Fixed	Floating
Accounts receivables	Trade and other receivables	407	-	3,646	4,053	606	-	254	860	1,013	-	3,9	4,913
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	38	38	-	-	38	38
	Total	407	-	3,646	4,053	606	-	292	898	1,013	-	3,938	4,951
Liabilities	Trade and other payables	-	-	2,977	2,977	-	-	-	-	-	-	2,977	2,977
	Borrowings	19,930	4,865	1,224	26,019	15,613	613	90	16,316	35,543	5,478	1,314	42,335
	Lease liabilities	983	-	-	983	447	-	-	447	1,430	-	-	1,43
	Payroll and social security liabilities	-	-	212	212	-	-	-	-	-	-	212	212
	Provisions	-	-	5	5	-	-	8	8	-	-	13	13
	Deferred income tax liabilities	-	-	-	-	-	-	4,759	4,759	-	-	4,759	4,759
	Total	20,913	4,865	4,418	30,196	16,06	613	4,857	21,53	36,973	5,478	9,275	51,726

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550. See Note 6.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 25.

6.
Loans to directors.

See Note 25.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2020 and 2019.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2020 and 2019.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	3,216	7,129
Vehicles	Third parties, theft, fire and civil liability	221	54

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17. Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

                                 Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at December 31, 2020, the unaudited condensed interim separate statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the six and three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are not transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

                                 Free translation from the original prepared in Spanish for publication in Argentina

d) at December 31, 2020 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 26,780,414, which is not due at that date.

Autonomous City of Buenos Aires, March 11, 2021

PRICE WATERHOUSE & CO. S.R.L.
C.P.C.E.C.A.B.A. V° 1 F° 17
By:	/s/ Walter Zablocky
Public Accountant (UNLP)
C.P.C.E.C.A.B.A. V. 340 F. 156

 75

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government actions are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until February 28, 2021, more than 2,100,000 cases of infections had been confirmed in Argentina, by virtue of which the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among these measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

Additionally, the government is challenged to achieve a successful debt renegotiation with the IMF. In the event that Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy in the medium and long term.

At the local environment, the following circumstances are displayed:

●
In December 2020, the monthly economic activity estimator (EMAE) reported by the National Institute of Statistics and Censuses (“INDEC”) registered a contraction of 2.2% in the year-on-year comparison, and an increase of 0,9% in relation to November. In 2020, the EMAE accumulated a fall of 10.0%.

●
The annual inflation reached 36.1% in 2020. The survey on market expectations prepared by the Central Bank in December 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 49.8% for 2021. The analysts who participate in the REM foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 5.5%.

●
In the period from December 2019 to December 2020, the argentine peso depreciated 40.5% against the US dollar according to the wholesale average exchange rate of Argentine Nation Bank. Given the exchange restrictions in force since August 2019, as of December 31, 2020 there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Central Bank of the Argentine Republic. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (MULC in Spanish) to acquire the foreign exchange necessary to meet its financial obligations.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

On February 25, 2021, the Central Bank of the Argentine Republic published Communication “A” 7230 which establishes that those companies who register financial debts with capital maturities in foreign currency scheduled between 04.01.2021 and 12.31.2021, must submit a refinancing plan to the BCRA based on the following criteria: (a) that the amount net by which the exchange market will be accessed in the original terms will not exceed 40% of the amount of capital maturing in the period indicated above, and (b) that the rest of the capital is, at least, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the exchange market. In the case of the Company, the maturity of the Class XXV notes due on July 11, 2021 for a nominal value of USD 59.6 million falls within the extended period, as well as other bank debts.

COVID-19 pandemic

As described in the note on the economic context in which the Group operates, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are set out below:

●
The agricultural business of Cresud and its subsidiaries in Brazil, Paraguay and Bolivia continued to operate relatively normally; since the agricultural activity has been considered an essential activity in the countries where the Company operates. In any case, the effect of Covid-19 could cause changes in demand on a global scale and affect the prices of commodities in the international and local markets in the short term.
●
Because of the social, preventive, and obligatory isolation, shopping malls throughout the country were closed since March 20, 2020, leaving exclusively those premises dedicated to items considered essential such as pharmacies, supermarkets and banks. Given the closure of the shopping malls, the Group has decided to condone the billing and collection of the Insured Monthly Value until September 30, 2020, with some exceptions and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants. From October to date, all the Group's shopping malls are open operating with strict protocols that include reduced hours and public restrictions, social distancing, among other safety and hygiene measures.
●
In relation to the offices business, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols.
●
In the case of hotels, the reopening took place in the months of November and December 2020 under strict protocols. Those located in the city of Buenos Aires are working with low occupancy levels because of foreign tourism restrictions. However, the Llao Llao hotel in Bariloche showed high occupancy in the summer months due to the influx of domestic tourism.

Regarding debt maturities during the second quarter of fiscal year 2021, the Group had notes maturities within the period contemplated by provision “A” 7106 of the BCRA: Cresud Class XXIV for a nominal value of USD 73.6 million due on November 14, 2020 and IRSA Class I for a nominal value of USD 181.5 million due on November 15, 2020, as well as other bank debts. Cresud and IRSA presented a proposal to the Central Bank within the corresponding deadlines and carried out exchange offers for said Notes. Cresud through the cash cancellation of USD 29.2 million and the issuance of two new series of Class XXXI and Class XXXII Negotiable Obligations for a nominal value of USD 1.3 million and USD 34.3 million, respectively. For its part, IRSA did it through the cash cancellation of USD 72.6 million and the issuance of two new series of Class VIII and Class IX Negotiable Obligations for a nominal value of USD 31.7 million and USD 80.7 million (including USD 6.5 million of new subscription).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Regarding the financial debt of the Group in the next 12 months:

●
Cresud faces the maturity of its Class XXVI Negotiable Obligations in January 2021 for a nominal value of ARS 995 million (approximately USD 11.8 million) totally canceled as of the date of release of these financial statements, Class XXVIII in April 2021 for a nominal value of USD 27.5 million, Classes XXV and XXVII in July 2021 for a nominal value of USD 59.6 million (included in Communication 7,230 of Argentine Central Bank) and USD 5.7 million respectively and Class XXIX in December 2021 for a nominal value of USD 83.0 million. Likewise, Cresud has bank overdrafts for USD 49.9 million and other bank debt for USD 57.5 million. As of December 31, it had a liquidity position of approximately USD 39.2 million. After the end of the quarter, as a result of the capital increase, the company received approximately USD 42.5 million.

●
The subsidiary IRSA faces the maturity of its Class III Negotiable Obligations for a nominal value of ARS 247.8 million (equivalent to USD 2.9 million) maturing on February 21, 2021 totally canceled as of the date of release of these financial statements, Class IV Negotiable Obligations for a nominal value of USD 51.4 million maturing on May 21, 2021, Class VI Negotiable Obligations for a nominal value of ARS 335 million (equivalent to USD 4.0 million) maturing on July 21, 2021, Class VIII Negotiable Obligations for a nominal value of USD 10.5 million (33% of the capital) due on November 12, 2021, bank overdrafts for the equivalent of USD 27.6 million and other bank debt for USD 13.7 million. For its part, IRSA PC has bank debt maturities for the approximate sum of USD 24.6 million.

●
It is important to mention that IRSA has approved with IRSA PC a line of credit for up to the sum of USD 180 million for 3 years, of which as of December 31, 2020 IRSA used approximately USD 62.6 million, leaving the balance available. Likewise, IRSA PC has a cash position and equivalents (including current financial investments) as of December 31, 2020 of approximately USD 84.9 million.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Consolidated Results

(In ARS million)	6M 21	6M 20	YoY Var
Revenues	20,168	27,760	(27.3)%
Costs	(15,509)	(18,421)	(15.8)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,679	1,700	(1.2)%
Changes in the net realizable value of agricultural produce after harvest	259	574	(54.9)%
Gross profit	6,597	11,613	(43.2)%
Net gain from fair value adjustment on investment properties	9,023	5,156	75.0%
Gain from disposal of farmlands	91	407	(77.6)%
General and administrative expenses	(2,295)	(2,491)	(7.9)%
Selling expenses	(2,314)	(2,499)	(7.4)%
Other operating results, net	(1,881)	567	(431.7)%
Result from operations	9,221	12,753	(27.7)%
Depreciation and Amortization	1,289	1,140	13.1%
EBITDA (unaudited)	10,510	13,893	(24.4)%
Adjusted EBITDA (unaudited)	8,894	8,069	10.2%
Loss from joint ventures and associates	(487)	(1,284)	(62.1)%
Result from operations before financing and taxation	8,734	11,469	(23.8)%
Financial results, net	(789)	(15,676)	(95.0)%
Result before income tax	7,945	(4,207)	-
Income tax expense	(4,089)	(3,707)	10.3%
Result for the period from continued operations	3,856	(7,914)	-
Result from discontinued operations after income tax	(7,120)	10,192	(169.9)%
Result for the period	(3,264)	2,278	(243.3)%

Attributable to
Equity holder of the parent	(3,002)	(6,461)	(53.5)%
Non-controlling interest	(262)	8,739	(103.0)%

Consolidated revenues decreased by 27.3% in first semester of fiscal year 2021 compared to the same period of 2020, while adjusted EBITDA reached ARS 8.894 million, 10.2% higher than in the same period of fiscal year 2020. Agribusiness adjusted EBITDA was ARS 1,354 and urban properties and investments business (IRSA) adjusted EBITDA was ARS 7,540 million.

The net result for the first semester of fiscal year 2021 recorded a loss of ARS 3,264 million compared to a gain of ARS 2,278 million in the same period of 2020. The profit from continuing operations shows a gain of ARS 3,856 million, compared to a loss of ARS 7,914 million in the same period of the previous fiscal year. This significant increase is explained by higher results from changes in the fair value of investment properties from our subsidiary IRSA and lower losses from net financial results. On the other hand, the result of discontinued operations reflects a loss of ARS 7,120 million because of the deconsolidation of the investment in Israel as of September 30, 2020, explained by the operating result for the period and the loss due to the derecognition of remaining assets and associated reserves.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Description of Operations by Segment

6M 2021	Agribusiness	Urban Properties and Investments	Total	6M 21 vs. 6M 20
Revenues	15,795	3,854	19,649	(25.4)%
Costs	(13,353)	(1,422)	(14,775)	(11.2)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,647	-	1,647	9.6%
Changes in the net realizable value of agricultural produce after harvest	259	-	259	(54.9)%
Gross profit	4,348	2,432	6,780	(42.5)%
Net gain from fair value adjustment on investment properties	50	9,481	9,531	73.3%
Gain from disposal of farmlands	91	-	91	(77.6)%
General and administrative expenses	(786)	(1,542)	(2,328)	(8.0)%
Selling expenses	(1,587)	(793)	(2,380)	(4.3)%
Other operating results, net	(1,780)	(104)	(1,884)	(461.6)%
Result from operations	336	9,474	9,810	(25.7)%
Share of profit of associates	(32)	(808)	(840)	(45.6)%
Segment result	304	8,666	8,970	(23.0)%

6M 2020	Agribusiness	Urban Properties and Investments	Total
Revenues	17,455	8,891	26,346
Costs	(14,759)	(1,878)	(16,637)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,503	-	1,503
Changes in the net realizable value of agricultural produce after harvest	574	-	574
Gross profit	4,773	7,013	11,786
Net gain from fair value adjustment on investment properties	16	5,484	5,500
Gain from disposal of farmlands	407	-	407
General and administrative expenses	(914)	(1,617)	(2,531)
Selling expenses	(1,757)	(729)	(2,486)
Other operating results, net	560	(39)	521
Result from operations	3,085	10,112	13,197
Share of profit of associates	211	(1,755)	(1,544)
Segment result	3,296	8,357	11,653

2021 Campaign

The year 2020 was dominated by the COVID-19 pandemic, which originated in China and subsequently spread to numerous countries, generating uncertainty and volatility in the markets, adversely impacting the global, Argentine and regional economy. Our agricultural operations continued their development normally as agricultural production was an essential activity to guarantee the supply of food.

The 2021 campaign is presented with radical changes from what was observed in the market at the end of the previous year. As of August, the United States reduced its sowing intention on the main crops and South America began to show indicators of lack of water. China activated its demand and this, added to the weakness of the dollar in the world, pushed the international prices of commodities upwards. Soybeans and corn recovered their prices in the last year approximately between 40-50%. The challenge will be in the climatic evolution in the region in the coming months where the harvest will take place given that the crops went through periods of lack of water so far this cycle. If the conditions are good and we achieve good agricultural yields, we expect a campaign with excellent results.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Our Portfolio

Our portfolio under management, as of December 31, 2020, was composed of 761,792 hectares, of which 296,233 are in operation and 465,559 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is mainly focused on the development of lands.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	60,305	144,773	331,511	536,589
Brazil	60,280	7,148	88,316	155,744
Bolivia	8,858	-	1,017	9,875
Paraguay	12,382	2,487	44,715	59,584
Total	141,825	154,408	465,559	761,792
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	57,595	12,635	450	70,680
Brazil	48,516	-	2,231	50,747
Bolivia	640	-	-	640
Total	106,751	12,635	2,681	122,067
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first semester of fiscal year 2021, no farmland sales were made. In Other operating results is observed the effect of the valuation of accounts receivables related to sales made by our subsidiary Brasilagro during fiscal year 2020.

in ARS million	6M 21	6M 20	YoY Var
Revenues	-	-	-
Costs	(15)	(16)	(6.25)%
Gross loss	(15)	(16)	(6.25)%
Net gain from fair value adjustment on investment properties	50	16	212.50%
Gain from disposal of farmlands	91	407	(77.64)%
General and administrative expenses	(2)	(1)	100.00%
Other operating results, net	1,346	289	365.74%
Profit from operations	1,470	695	111.51%
Segment profit	1,470	695	111.51%
EBITDA	1,472	698	110.89%
Adjusted EBITDA	1,422	680	109.12%
II)
Agricultural Production

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

The result of the Farming segment decreased by ARS 3,360 million, from ARS 2,100 million gain during the first semester of fiscal year 2020 to a ARS 1,260 million loss during the same period of 2021.

in ARS million	6M 21	6M 20	YoY Var
Revenues	9,866	11,364	(13.2)%
Costs	(8,391)	(9,669)	(13.2)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,647	1,477	11.5%
Changes in the net realizable value of agricultural produce after harvest	259	574	(54.9)%
Gross profit	3,381	3,746	-9.7)%
General and administrative expenses	(467)	(591)	(21.0)%
Selling expenses	(987)	(1,242)	(20.5)%
Other operating results, net	(3,179)	149	(2,233.6)%
(Loss) / Profit from operations	(1,252)	2,062	(160.7)%
Profit from associates	(8)	38	(121.1)%
Segment (Loss) / Profit	(1,260)	2,100	(160.0)%
EBITDA	(245)	2,837	(108.6)%
Adjusted EBITDA	(245)	2,837	(108.6)%

II.a) Crops and Sugarcane

Crops

in ARS million	6M 21	6M 20	YoY Var
Revenues	5,820	7,202	(19.2)%
Costs	(5,162)	(5,920)	(12.8)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	782	120	551.7%
Changes in the net realizable value of agricultural produce after harvest	259	574	(54.9)%
Gross profit	1,699	1,976	(14.0)%
General and administrative expenses	(293)	(346)	(15.3)%
Selling expenses	(827)	(1,067)	(22.5)%
Other operating results, net	(3,125)	147	-
(Loss) / Profit from operations	(2,546)	710	-
Share of loss of associates	(8)	38	-
Activity (Loss) / Profit	(2,554)	748	-

Sugarcane

in ARS million	6M 21	6M 20	YoY Var
Revenues	2,818	2,968	(5.1)%
Costs	(2,201)	(2,776)	(20.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	786	1,458	(46.1)%
Gross profit	1,403	1,650	(15.0)%
General and administrative expenses	(88)	(147)	(40.1)%
Selling expenses	(81)	(83)	(2.4)%
Other operating results, net	(54)	(1)	5,300.0%
Profit from operations	1,180	1,419	(16.8)%
Activity profit	1,180	1,419	(16.8)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Operations
Production Volume1)	6M21	6M20	6M19	6M18	6M17
Corn	185,889	286,685	108,173	257,650	227,042
Soybean	10,079	14,077	13,178	11,088	4,649
Wheat	35,029	35,590	31,074	31,193	29,360
Sorghum	795	3,229	1,049	606	732
Sunflower	-	(1)	951	2,181	55
Cotton	6,818	3,237	-	-	-
Beans	-	-	-	-	-
Others	3,298	3,840	1,947	1,171	2,150
Total Crops (tons)	241,908	346,657	156,372	303,889	263,988
Sugarcane (tons)	1,679,465	1,634,521	1,431,109	911,759	554,260
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	6M21			6M20			6M19			6M18			6M17
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	218.9	70.0	288.9	238.4	54.3	292.7	113.0	-	113.0	206.0	6.0	212.0	196.1	-	196.1
Soybean	84.8	23.3	108.1	117.0	42.3	159.3	53.0	42.6	95.6	69.8	5.8	75.6	53.1	-	53.1
Wheat	15.9	1.3	17.2	19.7	-	19.7	13.4	-	13.4	23.4	-	23.4	1.2	1.0	2.2
Sorghum	-	-	-	-	-	-	0.2	-	0.2	-	-	-	0.7	-	0.7
Sunflower	-	-	-	5.8	-	5.8	2.1	-	2.1	0.5	-	0.5	0.6	-	0.6
Cotton	2.6	-	2.6	1.8	1.4	3.2	-	-	-	-	-	-	-	-	-
Beans	0.3	1.0	1.3	-	-	-	-	-	-	-	-	-	-	-	-
Others	2.9	-	2.9	2.1	-	2.1	0.2	-	0.2	0.8	-	0.8	2.1	-	2.1
Total Crops (thousands of tons)	325.4	95.6	421.0	384.8	98.0	482.8	181.9	42.6	224.5	300.5	11.8	312.3	253.8	1.0	254.8
Sugarcane (thousands of tons)	1,560.3	-	1,560.3	1,414.6	-	1,414.6	1,234.8	-	1,234.8	554.1	-	554.1	827.3	-	827.3
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Results from the Grains activity decreased by ARS 3,302 million, from ARS 748 million gain during the first semester of fiscal year 2020 to ARS 2,554 million loss during the same period of 2021, mainly because of:

●
Lower results in Argentina, due to a loss from grain derivatives (mainly soybeans and corn) for upward trend in future prices, and a lower gain in the gross margin of sales and holding results, because of the lower stock left by the 19-20 campaign in comparison to the previous period.

●
Lower results in Brazil, mainly due to the negative result generated by commodity derivatives in IIQ 21, partially offset by higher productive results in grains and cotton.

The result of the Sugarcane activity decreased by ARS 239 million, from a gain of ARS 1,419 million in the first semester of fiscal year 2020 to a gain of ARS 1,180 million in the same period of 2021. This is mainly due to a lower productive result of Brazil, mainly due to higher production costs and less planted area, offset by higher sales results, due to better prices and lower administrative expenses.

Area in Operation (hectares) (1)	As of 12/31/20	As of 12/31/19	YoY Var
Own farms	111,033	103,548	7.2%
Leased farms	132,056	136,997	(3.6)%
Farms under concession	22,324	25,609	(12.8)%
Own farms leased to third parties	25,323	13,837	83.0%
Total Area Assigned to Production	290,736	279,991	3.8%
(1) Includes Agro-Uranga, Brazil and Paraguay,

The area in operation assigned to the crops and sugarcane activity increased by 3.8% as compared to the same period of the previous fiscal year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

II.b) Cattle Production

Production Volume (1)	6M21	6M20	6M19	6M18	6M17
Cattle herd (tons)	4,543	5,354	5,467	4,731	4,448
Milking cows (tons)	-	-	-	186	258
Cattle (tons)	4,543	5,354	5,467	4,917	4,706
(1)
Includes Carnes Pampeanas

Volume of	6M21			6M20			6M19			6M18			6M17
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	8.5	-	8.5	9.3	-	9.3	4.9	-	4.9	5.5	-	5.5	4.3	-	4.3
Milking cows (2)	-	-	-	-	-	-	-	-	-	1.3	-	1.3	0.7	-	0.7
Cattle (thousands of tons)	8.5	-	8.5	9.3	-	9.3	4.9	-	4.9	6.8	-	6.8	5.0	-	5.0
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas
(2)
Milk was discontinued on IIQ 2018

Cattle

In ARS Million	6M 21	6M 20	YoY Var
Revenues	1,113	1,043	6.7%
Costs	(881)	(890)	(1.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	79	(101)	-
Gross Profit	311	52	498.1%
General and administrative expenses	(63)	(60)	5.0%
Selling expenses	(65)	(76)	(14.5)%
Other operating results, net	13	3	333.3%
Profit / (Loss) from operations	196	(81)	-
Activity Profit / (Loss)	196	(81)	-

Area in operation – Cattle (hectares) (1)	As of 12/31/20	As of 12/31/19	YoY Var
Own farms	64,986	72,061	(9.8)%
Leased farms	12,635	12,635	-
Farms under concession	3,097	2,993	3.5%
Own farms leased to third parties	1,775	1,775	-
Total Area Assigned to Cattle Production	82,493	89,464	(7.8)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 12/31/20	As of 12/31/19	YoY Var
Breeding stock	71,721	85,423	(16.0)%
Winter grazing stock	5,816	16,860	(65.5)%
Sheep stock	12,811	11,071	15.7%
Total Stock (heads)	90,348	113,354	(20.3)%

The result of the Cattle activity increased by ARS 277 million: from a ARS 81 million loss during first semester of fiscal year 2020 to a ARS 196 million gain in the same period of 2021, as a result of a positive variation in the holding result as well as selling results of live cattle, because prices for this fiscal year raised at a higher pace than inflation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

II.c) Agricultural Rental and Services

In ARS Million	6M 21	6M 20	YoY Var
Revenues	115	151	(23.8)%
Costs	(147)	(83)	77.1%
Gross (loss) / profit	(32)	68	-
General and Administrative expenses	(23)	(38)	(39.5)%
Selling expenses	(14)	(16)	(12.5)%
Other operating results, net	(13)	-	-
(Loss) / Profit from operations	(82)	14	-
Activity (Loss) / Profit	(82)	14	-

The result of the activity was reduced by ARS 96 million, from a gain of ARS 14 million in the first semester of fiscal year 2020 to a loss of ARS 82 million in the same period of 2021.

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our meatpacking facility in La Pampa and our investment in FyO.

The result of the segment decreased by ARS 210 million, going from a gain of ARS 507 million for the first semester of fiscal year 2020 to a gain of ARS 297 million for the same period of 2021, mainly due to:

●
An increase in the operating profit of FyO originated mainly by higher results from commissions of stockpiling operations and consignment of grains, and lower selling expenses due to the context of the pandemic, partially offset by lower margins in grain brokerage commissions, and a decrease in the sale of inputs.

●
A negative variation in associates results corresponding to Agrofy S.A.

●
A loss from Carnes Pampeanas, mainly originated by a decrease in the sales result, lower volume sold in the local market and lower average sales prices, which was partially offset by an increase in the volume of sales to the foreign market, but at lower average prices when compared to the previous period.

In ARS Million	6M 21	6M 20	YoY Var
Revenues	5,929	6,091	(2.7)%
Costs	(4,947)	(5,074)	(2.5)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-	26	(100.0)%
Gross profit	982	1,043	(5.8)%
General and administrative expenses	(185)	(184)	0.5%
Selling expenses	(600)	(515)	16.5%
Other operating results, net	53	122	(56.6)%
Profit from operations	250	466	(46.4)%
Profit from associates	(24)	173	(113.9)%
Segment Profit	226	639	(64.6)%
EBITDA	297	507	(41.4)%
Adjusted EBITDA	297	507	(41.4)%

IV) Corporate Segment

The negative result of the segment decreased by ARS 6 million, from a loss of ARS 138 million in the first semester of fiscal year 2020 to a loss of ARS 132 million in the same period of fiscal year 2021.

In ARS Million	6M 21	6M 20	YoY Var
General and administrative expenses	(132)	(138)	(4.3)%
Loss from operations	(132)	(138)	4.3)%
Segment loss	(132)	(138)	4.3)%
EBITDA	(130)	(137)	(5.1)%
Adjusted EBITDA	(130)	(137)	(5.1)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2020, our direct and indirect equity interest in IRSA was 62.3% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

In ARS million	6M 21	6M 20	YoY Var
Revenues	4,944	10,899	(54.6)%
Profit from operations	8,875	9,658	(8.1)%
EBITDA	9,707	10,421	(6.9)%
Adjusted EBITDA	8,141	4,615	76.4%
Segment Result	8,666	8,357	3.7%

Consolidated revenues from sales, rentals and services decreased by 54.6% in the first semester of fiscal year 2021 compared to the same period in 2020, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties reached ARS 8,141 million, 76.4% higher than the same period of fiscal year 2020.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Bank overdrafts	ARS	49.9	Variable	< 360 days
Series XXVI NCN	ARS	11.8	Variable	Jan-21
Series XVIII NCN	USD	27.5	9.00%	Apr-21
Series XXV NCN	USD	59.6	9.00%	Jul-21
Series XXVII NCN	USD	5.7	7.45%	Jul-21
Series XXIX NCN	USD	83.0	3.50%	Dec-21
Series XXXII NCN	USD	34.3	9.00%	Nov-22
Series XXIII NCN (1)	USD	113.0	6.50%	Feb-23
Series XXX NCN	USD	25.0	2.00%	Ago-23
Series XXXI NCN	USD	1.1	9.00%	Nov-23
Other debt		64.4	-	-
CRESUD’s Total Debt (3)	USD	475.3
Cash and cash equivalents (3)	USD	39.2
CRESUD’s Net Debt	USD	436.1
Brasilagro’s Total Net Debt	USD	75.1
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 84.15 ARS/USD and 5.194 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Helmir & CRESUD stand-alone.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Urban Properties and Investments Business

The following table describes our total indebtedness as of December 31, 2020:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	27.6	Floating	< 360 days
Series III NCN	ARS	2.9	Variable	Feb-21
Series IV NCN	USD	51.4	7.0%	May-21
Series VI NCN	ARS	4.0	Floating	Jul-21
Series VII NCN	USD	33.7	4.0%	Jan-22
Series V NCN	USD	9.2	9.0%	May-22
Series IX NCN	USD	80.7	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	31.7	10.0%	Nov-23
Loan with IRSA CP(3)	ARS	62.6	-	Mar-22
Other debt	USD	16.6	-	Feb-22
IRSA’s Total Debt	USD	323.5
Cash & Cash Equivalents + Investments	USD	0.7
IRSA’s Net Debt	USD	322.8
Bank loans and overdrafts	ARS	24.6	-	< 360 days
PAMSA loan	USD	25.2	Fixed	Feb-23
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	409.8
Cash & Cash Equivalents + Investments (2)	USD	84.9
Intercompany Credit	ARS	62.6
IRSA CP’s Net Debt	USD	262.3
(1)
Principal amount in USD (million) at an exchange rate of ARS 84.15/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Includes amounts taken by IRSA and subsidiaries.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Dec-20	Dec-19
Current assets	39,962	276,879
Non-current assets	233,520	546,412
Total assets	273,482	823,291
Current liabilities	67,894	207,172
Non-current liabilities	113,989	469,720
Total liabilities	181,883	676,892
Total capital and reserves attributable to the shareholders of the controlling company	30,015	30,153
Minority interests	61,584	116,246
Shareholders’ equity	91,599	146,399
Total liabilities plus minority interests plus shareholders’ equity	273,482	823,291

Comparative Summary Consolidated Statement of Income Data

In ARS million	Dec-20	Dec-19
Gross profit	6,597	11,613
Profit from operations	9,221	12,753
Share of profit of associates and joint ventures	(487)	(1,284)
Profit from operations before financing and taxation	8,734	11,469
Financial results, net	(789)	(15,676)
Loss before income tax	7,945	(4,207)
Income tax expense	(4,089)	(3,707)
Result of the period of continuous operations	3,856	(7,914)
Result of discontinued operations after taxes	(7,120)	10,192
Result for the period	(3,264	2,278
Controlling company’s shareholders	(3,002)	(6,461)
Non-controlling interest	(262)	8,739

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Dec-20	Dec-19
Net cash generated by operating activities	3,252	26,500
Net cash generated by investment activities	50,572	18,494
Net cash used in financing activities	(45,657)	(65,465)
Total net cash (used in) / generated during the fiscal period	8,167	(20,471)

Ratios

In ARS million	Dec-20	Dec-19
Liquidity (1)	0.589	1.336
Solvency (2)	0.504	0.216
Restricted capital (3)	0.854	0.664
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

October 2020: General Ordinary and Extraordinary Shareholders’ Meeting

On October 26, 2020, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Allocation of net income for the fiscal year ended June 30, 2020 to the legal reserve and unappropriated retained earnings.

●
Not to distribute dividends as a result of the absorption of losses.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2019

●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock.

November 2020: Notes Issuance – Exchange Offer Series XXIV Notes - BCRA “A” 7106 Communication

On November 12, 2020, the company carried out an exchange operation of its Series XXIV Notes, for a nominal value of USD 73.6 million

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 65.1 million which represents 88.41% acceptance, through the participation of 1,098 orders.

●
Series XXXI: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 30.8 million.

-
Nominal Value to be Issued: approximately USD 1.3 million.

-
Issuance Price: 100% nominal value.

-
Maturity Date: It will be November 12, 2023.

-
Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 29.4 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.95741755 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series XXXI.

-
Annual Nominal Fixed Interest Rate: 9.00%.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

-
Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series XXXI).

-
Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

-
Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series XXXII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 34.3 million.

-
Nominal Value to be Issued: approximately USD 34.3 million.

-
Issuance Price: 100% nominal value.

-
Maturity Date: It will be November 12, 2022.

-
Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

-
Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

-
Annual Nominal Fixed Interest Rate: 9.00%.

-
Amortization: The capital of the Series XXXII Notes will be amortized in one installment on the maturity date.

-
Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

-
Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

December 2020: Headquarters Change

The Company has moved its headquarters from Moreno 877 Piso 24 CABA to Carlos Della Paolera 261 Piso 9 CABA.

February 2021: Brasilagro - Capital Increase

On February 3, 2021, Brasilagro has concluded a public share offering for a total amount of approximately BRL 500 million by issuing 20 million shares in a primary offering and 2.73 million in a secondary offering.

The company participated in the primary issuance by acquiring, directly or through subsidiaries, 6,971,229 shares. The consideration for the shares was materialized with the sale, which agreement was informed to the market on December 23, 2020, of 100% of the shares of its indirectly controlled subsidiaries, Agropecuaria Acres del Sud SA, Ombu Agropecuaria SA, Yatay Agropecuaria SA and Yuchan Agropecuaria S.A. owners of approximately 9,900 agricultural hectares in the corn belt of Bolivia.

After this transaction, CRESUD's stake in Brasilagro, net of treasury shares, increased from 33.8% to 34.1% of its capital stock.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

February 2021: Sale of meatpacking facility Carnes Pampeanas

On February 24, the Company sold 100% of the shares of Sociedad Anónima Carnes Pampeanas S.A., owner of the Carnes Pampeanas meatpacking facility in the province of La Pampa, Argentina.

The price of the operation was agreed at USD 10 million, which has already been fully paid.

The accounting result of the operation will be a gain of approximately ARS 620 million, which will be recognized in the Company's Financial Statements for the third quarter of fiscal year 2021.

Carnes Pampeanas S.A. was acquired by CRESUD in 2007 in partnership with Tyson Foods and Cactus Feeders. Subsequently we have increased our participation in the business, reaching all the shares of the company since 2011.

March 2021: Capital Increase

On February 17, 2021, the Company announced the launch of its public offering of shares for up to 90 million shares (or its equivalent 9 million ADS) and 90,000,000 warrants to subscribe for new common shares, to registered holders as of February 19, 2021. Each right corresponding to one share (or ADS) allowed its holder to subscribe 0.1794105273 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 70.31 or USD 0.472 and for the new ADS it was USD 4.72. The new shares, registered, of ARS 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

On March 5, 2021, having finished the pre emptive rights subscription period, the Company's shareholders have subscribed the amount of 87,264,898 new additional shares, that is 97% of the shares offered, and have requested through the accretion right 26,017,220 additional new shares, for which 2,735,102 new shares will be issued, completing the total issuance of 90,000,000 new shares (or their equivalent in ADSs) offered. Likewise, 90,000,000 options will be issued that will entitle the holders through their exercise to acquire up to 90,000,000 additional new shares.

The exercise price of the warrants will be USD 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue.

As of the date of issuance of these financial statements, the Company received all the funds in the amount of USD 42.5 million and issued the new shares, increasing the capital stock to 591,642,804 million.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized, excluding barter agreement results.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2020	2019
Result for the period	(3,264)	2,278
Result from discontinued operations	7,120	(10,192)
Income tax expense	4,089	3,707
Net financial results	789	15,676
Share of profit of associates and joint ventures	487	1,284
Depreciation and amortization	1,289	1,140
EBITDA (unaudited)	10,510	13,893
Gain from fair value of investment properties, not realized - agribusiness	(50)	(18)
Gain from fair value of investment properties, not realized - Urban Properties Business	(1,566)	(5,481)
Realized sale – Urban Properties and Investments Business	-	(325)
Adjusted EBITDA (unaudited)	8,894	8,069

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Brief comment on future prospects for the Fiscal Year

The year 2020 was dominated by the COVID-19 pandemic, which originated in China and subsequently spread to numerous countries, generating uncertainty and volatility in the markets, adversely impacting the global, Argentine and regional economy. Our agricultural operations continued their development normally as agricultural production was an essential activity to guarantee the supply of food.

The 2021 campaign is presented with radical changes from what was observed in the market at the end of the previous year. As of August, the United States reduced its sowing intention on the main crops and South America began to show indicators of lack of water. China activated its demand and this, added to the weakness of the dollar in the world, pushed the international prices of commodities upwards. Soybeans and corn recovered their prices in the last year approximately between 40-50%. The challenge will be in the climatic evolution in the region in the coming months where the harvest will take place given that the crops went through periods of lack of water so far this cycle. If the conditions are good and we achieve good agricultural yields, we expect a campaign with excellent results.

We also expect good results for the livestock activity driven by the Chinese demand for meat. Although production will also depend on climatic evolution, local farm prices have been growing steadily in recent months. We will continue to focus on improving productivity and controlling costs, working efficiently to achieve the highest possible operating margins. We will continue concentrating our production in our own farms, mainly in the Northwest of Argentina and consolidating our activity in Brazil.

Furthermore, as part of our business strategy, we will continue to sell the farms that have reached their highest level of appreciation in the region.

The urban properties and investments business, which we own through IRSA, presents challenges for the next quarter and fiscal year 2021. The company's shopping malls are working with strict protocols that include social distancing, reduced hours and flow, control of access, among other measures as well as its hotels, whose recovery is slow due to the lack of foreign tourism. IRSA continues to work on reducing and making the cost structure more efficient, hoping that the activity of Shopping malls will evolve in accordance with the economic recovery and the hotels will normalize their activity with the total opening of air flows and the influx of international tourism.

On the national and international framework above mentioned, the Board of Directors of the Company will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), implementation of financial and / or corporate efficiencies in international companies directly or indirectly owned by the Company through reorganization processes, disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, repurchase of shares and instruments similar to those described that are useful to the proposed objectives. All this as described in the Company's Annual Report for the fiscal year ending June 30, 2020.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2020

Alejandro Elsztain
CEO

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17